OFFICE BUILDING LEASE

THIS LEASE is made as of this 10th day of December 20 02, between Bettco Properties LLC, a New Mexico Limited Liability Company ("Landlord") and Utilipoint International, Inc. ("Tenant").

1. Premises: Landlord hereby leases to Tenant and Tenant leases from Landlord those certain premises designated on the Plans attached hereto as Exhibit A and incorporated herein by this reference (hereinafter the "Premises"), consisting of a total of approximately 2,416 square feet of space (rentable area using the building load factor of 12.9 %), on the third (3rd) floor(s), suite(s) 314 of the building known as 6000 Uptown located at 6000 Uptown Blvd., NE, Albuquerque, New Mexico 87110 (hereinafter the "Building"), located on the real property more particularly described on Exhibit B attached hereto and incorporated herein by this reference, together with a nonexclusive right, subject to the provisions hereof, to use all appurtenances thereunto, including, but not limited to, parking areas and any other areas designated by Landlord for use by tenants of the Building (the Building, real property on which the same is situated, parking areas, other areas and appurtenances are hereinafter collectively sometimes called the "Building Complex"). For purposes of this Lease, "BOMA Rentable Area" shall mean and refer to the measuring formula defined in Building Owners and Managers Association ("BOMA") publication Z65.1-1996 a revision of Z65.1-1972. The measurements may vary slightly depending upon the skills of the person performing the measurements and each of the parties agrees that the above size of the Premises is acceptable as the basis for calculation of rental hereunder. This Lease is subject to the terms, covenants and conditions set forth herein and Tenant and Landlord each covenant as a material part of the consideration for this Lease to keep and perform each and all of said terms, covenants and conditions to be kept and performed by them.

2. Term:

(a) The term of this Lease shall be for three (3) years (the "Primary Lease Term") commencing at 12:01 a.m. on February 1, 20 03 (the "Commencement Date") and expiring at 12:00 midnight on January 31, 2006 (the "Expiration Date"), unless sooner terminated pursuant to the terms hereof. In the event the Premises are not "Ready for Occupancy" as such term is defined in Paragraph 22 hereof, the Commencement Date shall mean and refer to the date the Premises are Ready for Occupancy.

(b) If, as a result of the postponement or acceleration of the Commencement Date, the term would begin other than on the first day of the month, Tenant shall pay proportionate rent at the same monthly rate set forth herein (also in advance) for such partial month and all other terms and conditions of the Lease shall be in force and effect during such partial month, and the end of the term hereof shall be adjusted to a date which is the last day of the month three (3) years after the Commencement Date. Tenant agrees to execute and deliver to Landlord, in form attached hereto as Exhibit C, an Estoppel and Commencement Date Certificate, within ten (10) days of the date the term commences, certifying as to the actual commencement and expiration dates of the term, the rent commencement date, if different, and such other matters as may be required by Landlord.

3. Rent: Tenant shall pay to Landlord, rent for the Premises ("Base Rent") as follows:

(a) Effective on February 1, 2003 through January 31, 2004 during the Primary Lease Term, the sum thirty-seven thousand four hundred forty-eight and 04/100 Dollars ($37,448.04) per year, payable in equal monthly installments of ($3,120.67);

(b) Effective on February 1, 2004 through January 31, 2005 during the Primary Lease Term, the sum thirty-eight thousand six hundred fifty-five and 96/100 Dollars ($38,655.96) per year, payable in equal monthly installments of ($3,221.33);

(c) Effective on February 1, 2005 through January 31, 2006 during the Primary Lease Term, the sum thirty-nine thousand eight hundred sixty-four and 00/100 Dollars ($39,864.00) per year, payable in equal monthly installments of ($3,322.00);

~~(d) Effective on ________ through ________ during the Primary Lease Term, the sum ________ Dollars (________) per year, payable in equal monthly installments of (________);~~

~~(e) Effective on ________ through ________ during the Primary Lease Term, the sum ________ Dollars (________) per year, payable in equal monthly installments of (________);~~

All installments of Base Rent shall be payable in advance, on the first (1st) day of each calendar month during the term hereof. Rent for the first and last months of the term hereof shall be prorated based upon the number of days during each of said months that the Lease term was in effect. One monthly installment of Base Rent shall be due and payable after the full of execution of this Lease by Tenant and Landlord. All Base Rent shall be paid to Landlord in lawful money of the United States of America constituting legal tender at time of payment without notice, demand, deduction or offset, at the office of Landlord or to such other person or at such other place as Landlord may designate in writing. Tenant shall pay to Landlord as "Additional Rent" all other sums due under this Lease.

4. Security Deposit:

4.1 It is agreed that Tenant, concurrently with the execution of this lease, has deposited with Landlord, and will keep on deposit at all times during the term hereof, the sum of three thousand one hundred twenty & 67/100 Dollars ($3,120.67) the receipt of which is here acknowledged, as security for the payment by Tenant of the rent and all other sums herein agreed to be paid and for the faithful performance of all the terms, conditions and covenants of this Lease. If, at any time during the term hereof, Tenant fails to pay rent or other charges due hereunder, or otherwise defaults in the performance of any provisions of this Lease, Landlord shall have the right, but shall not be obligated, to use said deposit, or so much thereof as necessary, in payment of any rent in default, reimbursement of any expense incurred by Landlord, and in payment of any damages incurred by the Landlord by reason of Tenant's default. In such event, Tenant shall, within ten (10) days after written demand of Landlord, forthwith remit to Landlord a sufficient amount of cash to restore said deposit to its original amount. In the event said deposit has not been utilized as aforesaid, said deposit, or as much thereof as has not been utilized for such purposes, shall be refunded to Tenant, without interest, within sixty (60) days after the expiration of this Lease upon full performance of this Lease by Tenant and vacation of the Premises by Tenant. Landlord shall have the right to commingle said deposit with other funds of Landlord. Landlord may deliver the funds deposited herein by Tenant to any purchaser of Landlord's interest in the Premises in the event such interest is sold, and thereupon Landlord shall be discharged from further liability with respect to such deposit. If the claims of Landlord exceed the amount of said deposit, Tenant shall remain liable for the balance of such claims.

4.2 No trust relationship is created herein between Landlord and Tenant with respect to said Security Deposit.

5. Operating Expense Increase:

(a) The following terms shall have the following meanings with respect to the provisions of this Paragraph 5:

(1) "Base Operating Expenses" shall mean an amount equal to the sum of all Operating Expenses, as hereinafter defined, payable for the calendar year 20 03. In the event that the actual Operating Expenses during any year are less than the Base Operating Expenses, Tenant shall not be entitled to any refund, credit, or other form of reimbursement and the rental payable by Tenant shall in no event be less than the rent specified in Article 3, above.

(2) "Building Rentable Area" shall mean all rentable space available for lease in the Building, calculated on the basis set forth in BOMA Publication #ANSIZ65.1-1996. If there is a significant change in the aggregate Building Rentable Area of a permanent nature as a result of an addition to the Building, partial destruction thereof or similar circumstance, Landlord's Accountants (as herein defined) shall determine and make an appropriate adjustment to the provisions herein.

(3) "Tenant's Pro Rata Share" shall mean a fraction, the numerator of which is the rentable area of the Premises (i.e., 2,416 square feet) and the denominator of which is the Building Rentable Area (i.e., 65,742 square feet), and at this time is

Initials:

equal to 3.67%. At such time, if ever, any space is added to or subtracted from the Premises pursuant to the terms of this lease, Tenant's Pro Rata Share shall be increased or decreased accordingly.

    (4)   "Operating Expenses" shall mean:

    A.   All operating expenses of any kind or nature which are necessary, ordinary or customarily incurred with respect to the operation and maintenance of the Building Complex as determined in accordance with generally accepted accounting principles and shall include, but not be limited to:

    (i)   Costs of supplies, including but not limited to the cost of "relamping" all tenant lighting as the same may be required from time to time;

    (ii)   Costs incurred in connection with obtaining and providing energy for the Building Complex, including but not limited to costs of propane, butane, natural gas, steam, electricity, solar energy and fuel oils, coal or any other energy sources as well as costs for heating, ventilation, and air conditioning services ("HVAC");

    (iii)   Costs of water and sanitary and storm drainage services;

    (iv)   Costs of janitorial and security services, if any;

    (v)   Costs of general maintenance and repairs, including costs under HVAC and other mechanical maintenance contracts; and repairs and replacement of equipment used in connection with such maintenance and repair work;

    (vi)   Costs or maintenance and replacement of landscaping; and costs of maintenance, repair, striping, and repaving of parking areas, common areas, plazas and other areas used by tenants of the Building Complex, including trash and snow removal;

    (vii)   "Insurance Premiums," including fire and all-risk coverage, together with loss of rent endorsement; public liability insurance; and any other insurance carried by Landlord on the Building Complex or any component parts thereof;

    (viii)   Labor costs, including wages and other payments, costs to Landlord of workmen's compensation and disability insurance, payroll taxes, welfare fringe benefits and all reasonable legal fees and other costs or expenses incurred in resolving any labor disputes;

    (ix)   Professional building management fees not to exceed five percent (5%) of the gross rentals;

    (x)   Reasonable legal, accounting, inspection and other consultation fees (including fees charged by consultants retained by Landlord for services that are designed to produce a reduction in Operating Expenses or reasonably to improve the operation, maintenance or state of repair of the Building Complex, regardless of the actions taken based on such consultants' recommendations) incurred for the normal prudent operation of the Building Complex;

    (xi)   Security costs consistent with those of comparable buildings in the area.

    (xii)   The costs of capital improvements and structural repairs and replacements made in or to the Building Complex or the cost of any machinery or equipment installed in the Building Complex in order to conform to changes, subsequent to the Lease Commencement Date, in any applicable laws, ordinances, rules, regulating or orders of any governmental or quasi-governmental authority having jurisdiction over the Building Complex (herein "Required Capital Improvements"); the costs of any capital improvements and structural repairs and replacements designed primarily to reduce Operating Expenses (herein, "Cost Savings Improvements"); and a reasonable annual reserve for all other capital improvements and structural repairs and replacements reasonably necessary to permit Landlord to maintain the Building as a first class office building. The expenditures for Required Capital Improvements and Cost Savings Improvements shall be amortized over the useful life of such capital improvements or structural repair or replacement (as determined by Landlord's accountants), provided that the amortized amount of any Cost Savings Improvement shall be limited in any year to the reduction in Operating Expenses as a result of such an improvement;

    (xiii)   "Real Estate Taxes" including all rental occupancy taxes, transaction privilege taxes, and similar taxes levied upon Landlord by any governmental entity as the same are applicable to the rental of the Premises under this Lease, and all real property taxes and assessments levied against the Building Complex by any governmental or quasi-governmental authority, including any taxes, assessments, surcharges, or service or other fees of a nature not presently in effect, which shall hereafter be levied on the Building Complex as a result of the use, ownership or operation of the Building Complex or for any other reason, whether in lieu of or in addition to any current real estate taxes and assessments; provided, however, that any taxes which shall be levied on the rentals of the Building Complex shall be determined as if the Building Complex were Landlord's only property and provided further, that in no event shall the term "Taxes and Assessments", as used herein, include any federal, state, or local income taxes levied or assessed on Landlord, unless such taxes are a specific substitute for real property taxes; such term shall, however, include (gross receipts taxes on rentals) and other similar taxes measured by rental receipts and expenses incurred by Landlord for tax consultants and in contesting the amount or validity of any such Taxes or Assessments, and in the event of such protest, the determination of Operating Expenses and Base Operating Expenses shall be adjusted, as applicable (all of the foregoing are collectively referred to herein as "Taxes"). "Assessments" shall include any and all so called special assessments, license tax, business license fee, business license tax, commercial rental tax, levy, charge or tax imposed by any authority having the direct power to tax, including any city, county, state, or federal government, or any school, agricultural, lighting, water, drainage or other improvement or special district thereof, against the Premises, the Building or the Building Complex, or against any legal or equitable interest of Landlord therein. For the purposes of this Lease, any special assessment shall be deemed payable in such number of installments as is permitted by law, whether or not actually so paid. If the Building Complex has not been fully assessed as a completed project, for the purposes of computing the Real Estate Taxes for any adjustment required herein, the same shall be increased by Landlord's Accountants, in accordance with their estimate of what the assessment will be, upon full completion of the Building Complex, including installation of all tenant finish items.

    (xiv)   Any other expense which under generally accepted accounting principles would be considered a normal maintenance or operating expense.

    If Landlord selects an accrual accounting basis for calculating Operating Expenses, Operating Expenses shall be deemed to have been paid when such expenses have accrued in accordance with generally accepted accounting principles.

    The Base Operating Expenses and subsequent calendar year Operating Expenses which vary with occupancy and which are attributable to any part of the term in which less than ninety-five percent (95%) of the rentable area of the building is occupied by tenants will be adjusted by Landlord to the amount which Landlord reasonably believes that they would have been if ninety five (95%) of the rentable area of the building had been so occupied.

    B.   Expressly exclude Landlord's income taxes; leasing commissions, advertising and promotional expenses; interest on debt or amortization payments on any mortgages or deeds of trust except as provided in Paragraph 5(a)(4)(A); costs of repairs or other work occasioned by fire, windstorm or other casualty to the extent of insurance proceeds received; and any other expense which under generally accepted accounting principles would not be considered a normal maintenance or operating expense, except as otherwise specifically provided herein.

    (b)   It is hereby agreed that Tenant shall pay to Landlord as Additional Rent during each calendar year during the term hereof an estimate of Tenant's Pro Rata Share of Capped Operating Expenses for the calendar year in excess of the Base Operating Expenses as reasonably estimated by Landlord, payable monthly, at the rate of one twelfth (1/12) thereof, on the same date and at the same place Base Rent is payable, with an adjustment to be made between the parties at a later date as hereinafter provided. "Capped Operating Expenses," as used herein, shall equal Operating Expenses, except that when the Operating Expenses increase by more than 3% annually, excluding Real Estate Taxes and Insurance Premiums, the Capped Operating Expenses shall equal 103% of the prior year's Capped Operating Expenses excluding Real Estate Taxes and Insurance Premiums, plus the actual Real Estate Taxes and Insurance Premiums for the current year. Landlord shall deliver to Tenant, as soon as practicable following the end of any calendar year, an estimate of the Operating Expenses for the new calendar year (the "Budget Sheet"). Until receipt of the Budget Sheet, Tenant shall continue to pay its monthly Tenant's Pro Rata Share of Operating Expenses based upon the estimate for the preceding calendar year. To the extent that the Budget Sheet reflects an estimate of Tenant's Pro Rata share of Operating Expenses for the new calendar year greater than the amount actually paid to the date of receipt of the Budget Sheet for the new calendar year, Tenant shall pay such amount to Landlord within thirty (30) days of receipt of the Budget Sheet. Upon receipt of the Budget Sheet, Tenant shall thereafter pay the amount of its monthly Tenant's Pro Rata Share of Operating Expenses as set forth in the Budget Sheet. As soon as practicable following the end of any calendar year, but not later than May 1st, Landlord shall submit to Tenant a statement in reasonable detail describing the computations of the Operating Expenses for the calendar year just completed (the "Statement"), and the difference, if any between the actual Tenant's Pro Rata Share of Operating Expenses for the calendar year just completed and the estimated amount of Tenant's Pro Rata Share of Operating Expenses paid by Tenant to Landlord (subject to adjustment as a result of protest of Real Estate Taxes, if applicable). Notwithstanding the foregoing, Landlord's failure to deliver the Statement to Tenant on or before May 1st, shall in no way serve as a waiver of Landlord's rights under this Paragraph. To the extent that the actual Tenant's Pro Rata Share of Operating Expenses for the period covered by the Statement is higher than the estimated Tenant's Pro Rata Share of Operating Expenses which Tenant previously paid during the calendar year just completed, Tenant shall also pay to Landlord such balance within thirty (30) days following receipt of the Statement from Landlord. To the extent that the actual Tenant's Pro Rata Share of Operating Expenses for the period covered by the Statement is less than the estimated Tenant's Pro Rata Share of Operating Expenses which Tenant previously paid during the calendar year just completed, Landlord shall credit the excess against any sums then owing or next becoming due from Tenant under the Lease or at the option of Tenant, pay such amount to Tenant.

    (c)   If the Lease term hereunder covers a period of less than a full calendar year during the first or last calendar years of

Initials: _____

the term hereof, Tenant's *Pro Rata* Share of Operating Expenses for such partial year shall be calculated by proportionately reducing the Base Operating Expenses to reflect the number of months in such year during which Tenant leased the Premises (the "Adjusted Base Operating Expenses"). The Adjusted Base Operating Expenses shall then be compared with the actual Operating Expenses for said partial year to determine the amount, if any or any increases in the actual Operating Expenses for such partial year over the Adjusted Base Operating Expenses. Tenant shall pay Tenant's Pro Rata Share of any such increases within ten (10) days following receipt of notice thereof.

(d) Tenant shall have the right at its own expense and at a reasonable time (after written notice to Landlord) within sixty (60) days after receipt of the Statement to audit Landlord's books relevant to the Additional Rent due under this Paragraph 5. In the event Tenant does not audit Landlord's books and deliver the results thereof to Landlord within said 60-day period, the terms and amounts set forth in the Statement shall be deemed conclusive and final and Tenant shall have no further right to adjustment. In the event Tenant's examination reveals that an error has been made in Landlord's determination of Tenant's Pro Rata Share of Operating Expenses and Landlord agrees with such determination, then the amount of such adjustment shall be payable by Landlord or Tenant, to the other party as the case may be. In the event Tenant's examination reveals an error has been made in Landlord's determination of Tenant's Pro Rata Share of Operating Expenses, and Landlord disagrees with the results thereof, Landlord shall have thirty (30) days to obtain an audit from an impartial accountant to determine Tenant's Pro Rata Share of Operating Expenses, whose determination shall be conclusive. In the event the amount of Operating Expenses as determined by Landlord is found to be overstated by more than five percent (5%), the reasonable costs of the audit made pursuant to this subparagraph shall be paid by Landlord. In the event the amount of error by Landlord is determined to be less than five percent (5%), the reasonable costs of the audit made pursuant to this subparagraph shall be paid by Tenant.

(e) Landlord's failure during the Lease term to prepare and deliver any statements or bills, or Landlord's failure to make a demand under this Paragraph or under any other provision of this Lease shall not in any way be deemed to be a waiver of, or cause Landlord to forfeit or surrender, its rights to collect any items of Additional Rent which may have become due pursuant to this Paragraph during the term of this Lease. Tenant's liability for all Additional Rent due under this Paragraph 5 shall survive the expiration or earlier termination of this Lease for a period of six (6) months after expiration of original term as extended.

6. <u>Character of Occupancy:</u>

(a) The Premises are to be used for general office purposes not inconsistent with the character and type of tenancy found in comparable first-class office buildings in the <u>Albuquerque Uptown</u> area and Tenant shall not use or permit the use of the Premises for any other purpose without the prior written consent of Landlord, which consent shall not be unreasonably withheld<u>, delayed or conditioned</u>.

(b) Tenant shall not suffer nor permit the Premises nor any part thereof to be used in any manner, nor anything to be done therein, nor suffer or permit anything to be brought into or kept therein, which would in any way (i) make void or voidable any, fire or liability insurance policy then in force with respect to the Building Complex; (ii) make unobtainable from reputable insurance companies authorized to do business in New Mexico at standard rates any fire insurance with extended coverage, or liability, elevator, boiler or other insurance required to be furnished by Landlord under the terms of any lease or mortgage to which this Lease is subordinate; (iii) cause or in Landlord's reasonable opinion be likely to cause physical damage to the Building Complex or any part thereof; (iv) constitute a public or private nuisance; (v) impair, in the opinion of Landlord, the appearance, character or reputation of the Building complex; (vi) discharge objectionable fumes, vapors or odors into the Building Complex air conditioning system or into the Building Complex flues or vents not designed to receive them or otherwise in such manner as may unreasonably offend other occupants of the Building Complex; (vii) impair or interfere with any of the Building services or impair or interfere with or tend to impair or interfere with the use of any of the other areas of the Building Complex by, or occasion discomfort or annoyance to Landlord or any of the other tenants or occupants of the Building Complex, any such impairment or interference to be based upon the reasonable judgment of Landlord, (viii) increase on an ongoing periodic basis vehicular traffic in the parking lot of the pedestrian traffic in and out of the Premises or the Building Complex above an ordinary level; (ix) create waste in, on or around the Premises, Building, or Building Complex, (x) make any noise or set up any vibration which will unreasonably disturb other tenants, except in the course of permitted repairs or alterations at times permitted by Landlord.

(c) Tenant shall not use the Premises nor permit anything to be done in or about the Premises or Building Complex which will in any way conflict with any law, statute, ordinance, protective covenants affecting the Building Complex or governmental or quasi-governmental rules or regulations now in force or which may hereafter be enacted or promulgated. Tenant shall give written notice within two (2) days from receipt thereof to Landlord of any notice it receives of the violation of any law or requirement of any public authority with respect to the Premises or the use or occupation thereof. Landlord shall give prompt notice to Tenant of any notice it receives relative to the violation by Tenant of any law or requirement of any public authority with respect to the Premises or the use or occupation thereof.

7. <u>Services and Utilities:</u>

(a) Landlord agrees, without charge except as provided herein, and in accordance with standards from time to time prevailing for first-class office buildings in the <u>Albuquerque Uptown</u> area, to furnish water to the Building for use in lavatories and drinking fountains (and to the Premises if the plans for the Premises so provide); during Ordinary Business Hours to furnish such heated or cooled air to the Premises as may, in the judgment of Landlord, be reasonably required for the comfortable use and occupancy of the Premises provided that Tenant complies with the recommendations of Landlord's engineer or other duly authorized representative, regarding occupancy and use of the Premises; to provide janitorial services for the Premises (including such interior and exterior window washing as may be required), such janitorial services to be provided five days a week, except for "Holidays" as herein defined; during Ordinary Business Hours to cause electric current to be supplied for lighting the Premises and public halls; and to furnish such snow removal services to the Building Complex as may, in the judgment of Landlord, be reasonably required for safe access to the Building Complex.

(b) Landlord shall provide electricity for normal office purposes including but not limited to fluorescent and incandescent lighting, including task and ambient lighting systems, and for normal office equipment including but not limited to duplicating (reproduction) machines, communications and audio visual equipment, vending machines, portable computers (provided they do not require any additional voltage or special electrical requirements), executive kitchen equipment, and internal communication systems (which may include piped-in music). To the extent that electric current is utilized in excess of the amounts indicated above, Tenant's rent shall be increased from time to time by Landlord in such amounts to cover the cost of providing such increased use. Landlord shall have the right, if it determines based on its own judgement that Tenant is using electric current for purposes other than those described above or for other than normal office use, to require Tenant to install a check meter to determine the amount which Tenant is utilizing. The cost of such excess usage, if any, and check meter, including but not limited to monitoring, installation and repair thereof, shall be paid by Tenant. Costs paid by Tenant hereunder shall be excluded from Operating Expenses, as defined in Paragraph 5.

(c) If Tenant requires water in excess of that usually furnished or supplied for use in the Premises as general office space, Tenant shall first procure the consent of Landlord for the use thereof. Tenant agrees to pay to Landlord such amounts as Landlord determines are necessary to cover the costs of such increased use of water, including, but not limited to, the cost of installation, monitoring, maintenance and repair of any check meter or other instrument necessary to measure the use of additional water. Costs paid by Tenant hereunder shall be excluded from Operating Expenses, as defined in Paragraph 5.

(d) Tenant agrees that Landlord shall not be liable for failure to supply any heating, air conditioning, elevator, electrical, janitorial, lighting or other services during any period when Landlord uses reasonable diligence to supply such services, or during any period Landlord is required to reduce or curtail such services pursuant to any applicable laws, rules or regulations, now or hereafter in force or effect, it being understood and agreed to by Tenant that Landlord may reasonably discontinue, reduce or curtail such services, or any of them at such times as it may reasonably be necessary by reason of accident, unavailability of employees, repairs, alterations, improvements, strikes, lockouts, riots, acts of God, application of applicable laws, statutes, rules and regulations, or due to any other happening beyond the reasonable control of Landlord. In the event of any such interruption, reduction or discontinuance of Landlord's services, Landlord shall not be liable for damages to persons or property as a result thereof, nor shall the occurrence of any such event in any way be construed as an eviction of Tenant or cause or permit an abatement, reduction or set-off of rent, or operate to release Tenant from any of Tenant's obligations hereunder.

(e) Whenever heat generating machines or equipment are used by Tenant in the Premises which affect the temperature otherwise maintained by the air conditioning system, Landlord reserves the right to install supplementary air conditioning units in the Premises in the event Landlord's independent consulting engineer determines same are necessary as a result of Tenant's use of lights or equipment which generate heat loads in excess of those for which the HVAC system is designed and the cost therefor, including the cost of installation, operation and maintenance thereof, shall be paid by Tenant to Landlord upon the date or dates the next rentals become due..

(f) In the event that Tenant has any special or additional electrical or mechanical requirements related to its use of the Premises, any such electrical or mechanical equipment must be located within the Premises. Such electrical or mechanical requirements, for the purposes hereof, shall include by way of example, but not limitation, any internal telephone system. The foregoing shall in no way be construed as granting to Tenant additional rights to use any such special or additional electrical or mechanical equipment in its Premises without the prior written consent of Landlord. Any additional cost or expense related to or resulting from such electrical or mechanical requirements shall be the sole obligation of Tenant and shall be payable at the time the next rental payment becomes due.

(g) If Tenant requires HVAC service beyond Ordinary Business Hours (hereafter "After Hours Usage"), such service must be requested from the Building manager at least by 3:00 PM the same business day, or by 3:00 PM on Friday if service is for Saturday or Sunday. After Hours Usage shall be supplied for the full Building, for a minimum of one (1) hour periods, with increments of one half (1/2) hour thereafter. Tenant shall reimburse Landlord, as Additional Rent, for all costs and expenses for After Hours Usage in accordance with the following:

For HVAC: <u>$ 30</u> per hour per floor for the first hour and
<u>$ 30</u> per hour per floor for each subsequent hour

Initials: [signature]

Notwithstanding the foregoing, if in Landlord's determination Tenant's demand for After Hours Usage is or becomes excessive or sufficiently frequent as to warrant the same, Landlord may install at Tenant's expense separate meters to monitor or control Tenant's After Hours Usage, with all costs for the installation, maintenance and repair of such meter to be paid by Tenant.

8. <u>Quiet Enjoyment:</u> Subject to the provisions of this Lease, Landlord covenants that Tenant on paying the rent and performing the covenants of this Lease on its part to be performed shall and may peacefully and quietly have, hold and enjoy the Premises for the term of this lease. Landlord shall not be responsible for the acts or omissions of any other tenant or third party which may interfere with Tenant's use and enjoyment of the Premises. In the event of any transfer or transfers of Landlord's interest in the Premises or in the real property of which the Premises are a part, other than a transfer for security purposes only, the transferor shall be automatically relieved of any and all obligations and liabilities on the part of Landlord accruing from and after the date of such transfer.

9. <u>Maintenance and Repairs:</u>

(a) Notwithstanding any other provisions of this Lease, Landlord shall repair and maintain in a first-class condition the structural portions of the Building, including the elevators, plumbing, air conditioning, heating and electrical systems installed or furnished by Landlord, unless such maintenance and repairs are caused in part or in whole by the act, neglect, fault, or omission of Tenant, its agents, servants, employees, licensees or invitees, in which case Tenant shall pay to Landlord, on demand, the cost of such maintenance and repairs less the amount of any insurance proceeds received by Landlord on account thereof, if applicable. Landlord shall also maintain and keep in good order and repair the Building roof, the curtain wall, including all glass connections at the perimeter of the Building Complex; all exterior and common area doors, including any exterior and common area plate glass within the Building Complex; the Building Complex ventilating systems; elevators; escalators; Building telephone and electrical closets; public portions of the Building Complex or Building lobbies and corridors, and interior portions of the Building Complex above and below grade which are not covered by leases. Tenant waives the right to make repairs at Landlord's expense under any law, statute or ordinance now or hereafter in effect.

(b) Tenant, at Tenant's sole cost and expense, except for services furnished by Landlord pursuant to Paragraph 7 hereof, shall maintain, in good order, condition and repair, the Premises, including the interior surfaces of the ceilings (if damaged or discolored due in whole or in part to the act, neglect, omission or fault of Tenant), walls and floors, all doors, interior glass partitions or glass surfaces (excluding exterior windows) and pipes, electrical wiring, switches, fixtures and other special items, subject to the provisions of Paragraph 15 hereof. In the event Tenant fails to so maintain the Premises in good order, condition and repair, Tenant shall, upon receipt of notice from Landlord do such acts as are reasonably required to perform such work. Landlord shall have no liability to Tenant for any damage, inconvenience or interference with the use of the Premises by Tenant as a result of performing any such work.

(c) Landlord and Tenant shall each do all acts required to comply with all applicable laws, ordinances, regulations, and rules of any public authority relating to their respective maintenance obligations as set forth herein.

(d) Whenever a special HVAC System is installed in all or part of the Premises, Tenant shall enter into a regularly scheduled preventative maintenance and service contract, at Tenant's sole cost and expense, with an experienced maintenance and service contractor for servicing all such heating, air conditioning and ventilation systems and equipment. The contractor and contract are both subject to Landlord's prior approval, which approval will not be unreasonably withheld, <u>delayed or conditioned</u>. Such contract shall include, at a minimum, all services recommended by the equipment manufacturer and must be effective within thirty (30) days of the Commencement Date hereof. Landlord shall retain all manufacturers' warranty information, if any, and will cooperate with Tenant to the extent warranty repairs are required.

10. <u>Alterations and Additions:</u>

(a) Tenant shall make no alterations, additions or improvements to the Premises or any part thereof without obtaining the prior written consent of Landlord which consent shall not be unreasonably withheld, <u>delayed or conditioned</u>. Tenant shall submit any such request to Landlord at least thirty (30) days prior to the proposed commencement date of such work. Landlord may impose, as a condition to such consent, and at Tenant's sole cost, such requirements as Landlord may deem necessary in its judgment, including without limitation, the manner in which the work is done, a right of approval of the contractor by whom the work is to be performed and the times during which the work is to be accomplished, approval of all plans and specifications and the procurement of all licenses and permits. Landlord shall be entitled to post notices on and about the Premises with respect to Landlord's non-liability for mechanics' liens and Tenant shall not permit such notices to be defaced or removed. Tenant further agrees not to connect any apparatus, machinery or device to the Building systems, including electric wires, water pipes, fire safety, heating and mechanical systems, without the prior written consent of Landlord. Landlord's consent shall not be required for superficial and temporary decorations.

(b) All alterations, improvements, and additions to the Premises, including, by way of illustration but not by limitation, all counters, screens, grilles, special cabinetry work, partitions, paneling, carpeting, drapes or other window coverings and light fixtures, shall be deemed a part of the real estate and the property of Landlord and shall remain upon and be surrendered with the Premises as a part thereof without molestation, disturbance or injury at the end of the Lease term, whether by lapse of time or otherwise, unless Landlord, by notice given to Tenant at the time of approval, shall elect to have Tenant remove all or any of such alterations, improvements or additions (excluding non-movable office walls), and in such event, Tenant shall promptly remove, at its sole cost and expense such alterations, improvements and additions and restore the Premises to the condition in which the Premises were prior to the making of the same, reasonable wear and tear excepted. Any such removal, whether required or permitted by Landlord, shall be at Tenant's sole cost and expense, and Tenant shall restore the Premises to the condition in which the Premises were prior to the making of the same, reasonable wear and tear excepted. All movable partitions, machines and equipment which are installed in the Premises by or for Tenant, without expense to Landlord, and which can be removed without structural damage to or defacement of the Building or the Premises, and all furniture, furnishings and other articles of personal property owned by Tenant and located in the Premises (all of which are herein called "Tenant's Property") shall be and remain the property of Tenant and may be removed by it at any time during the term of this Lease. However if any of Tenant's Property is removed, Tenant shall repair or pay the cost of repairing any damage to the Building Complex or the Premises resulting from such removal. All additions or improvements which are to be surrendered with the Premises shall be surrendered with the Premises, as a part thereof, at the end of the term or the earlier termination of this Lease. All initial tenant improvements shall remain in place and be surrendered with the Premises.

(c) If Landlord permits persons requested by Tenant to perform any alterations, repairs, modifications or additions to the Premises, then prior to the commencement of any such work, Tenant shall deliver to Landlord certificates issued by insurance companies qualified to do business in the State of New Mexico evidencing that workman's compensation, public liability insurance and property damage insurance, all in amounts, with companies and on forms satisfactory to Landlord, are in force and maintained by all such contractors and subcontractors engaged by Tenant to perform such work. All such policies shall name Landlord as an additional insured and shall provide that the same may not be cancelled or modified without thirty (30) days prior written notice to Landlord.

(d) Tenant, at its sole cost and expense, shall cause any permitted alterations, decorations, installations, additions or improvements in or about the Premises to be performed in compliance with all applicable requirements of insurers, governmental bodies having jurisdiction, and in such manner as not to interfere with, delay, or impose any additional expense upon Landlord in the construction, maintenance or operation of the Building Complex, and so as to maintain harmonious labor relations in the Building Complex.

11. <u>Entry by Landlord:</u>

(a) Landlord and its agents shall have the right to enter the Premises at all reasonable times and upon reasonable notice for the purpose of examining or inspecting the same, to supply any services to be provided by Landlord hereunder, to show the same to prospective lenders or purchasers of the Building, to make such alterations, repairs, improvements or additions to the Premises or to the Building as Landlord may deem necessary or desirable, and to show the same to prospective tenants of the Premises. Landlord and its agent may enter the Premises at all times and without advance notice for the purpose of responding to an actual or apparent emergency. Landlord may for the purpose of supplying scheduled janitorial services and evaluating janitorial services at any time and from time to time enter the Premises by means of a master key without liability to Tenant and without affecting this Lease.

(b) Tenant shall be entitled to two (2) sets of keys to the Premises. In the event Tenant needs any additional keys, such keys must be requested from Landlord. Tenant shall pay to Landlord the actual cost of making such additional keys.

12. <u>Liens:</u> Tenant shall pay or cause to be paid all costs for work done by or on behalf of Tenant or caused to be done by or on behalf of Tenant on the Premises of a character which will or may result in liens against Landlord's interest in the Premises, or Building Complex and Tenant will keep the Premises and Building Complex free and clear of all mechanic's liens and other liens on account of work done for or on behalf of Tenant or persons claiming under Tenant. Tenant hereby agrees to indemnify, defend and save Landlord harmless of and from all liability, loss, damages, costs or expenses, including attorneys' fees, incurred in connection with any claims of any nature whatsoever for work performed for, or materials or supplies furnished to Tenant, including lien claims of laborers, materialmen or others. Should any such liens be filed or recorded against the Premises, or Building Complex or should any action affecting the title thereto be commenced, Tenant shall cause such liens to be removed of record within thirty (30) days after notice from Landlord. If Tenant desires to contest any claim of lien, Tenant may do so only if within such thirty (30) day period Tenant posts adequate cash, security or bond equal to one and one half times any liability for such lien with a court of competent jurisdiction and obtains an order discharging the lien of record. If a final judgement is entered establishing the validity or existence of any lien for any amount which lien has not been discharged or bonded off as hereinabove required, Tenant shall pay and satisfy the same at once. If Tenant shall be in default in paying any charge for which a mechanic's lien or suit to foreclose the lien has been recorded or filed, and shall not have caused the same to be released of record, Landlord may (but without being required to do so) pay such lien or claim and any costs, and the amount so paid, together with reasonable attorney's fees incurred in connection therewith, shall be immediately due from Tenant to Landlord as Additional Rent.

13. <u>Damage to Property, Injury to Persons:</u>

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(a) Except for those claims caused by the willful misconduct or gross negligence of Landlord, Tenant, as a material part of the consideration to be rendered to Landlord under this Lease, hereby waives all claims of liability that Tenant or Tenant's legal representatives, successors or assigns may have against Landlord, and Tenant hereby indemnifies and agrees to hold Landlord harmless from any and all claims of liability for any injury or damage to any person or property whatsoever: (1) occurring in, on or about the Premises or any part thereof; and (2) occurring in, on or about the Building Complex, when such injury or damage is caused in part or in whole by the act, neglect, fault or omission of Tenant, its agents, contractors, employees, licensees or invitees. Tenant further agrees to indemnify and to hold Landlord harmless from and against any and all claims arising from any breach or default in the performance of any obligation on Tenant's part to be performed under the terms of this Lease, or arising from any act or negligence of Tenant, or any of its agents, contractors, employees, licensees or invitees. Such indemnities shall include, by way of example, but not limitation, all costs, reasonable attorneys' fees, expenses and liabilities incurred in or about any such claim, action or proceeding.

(b) Landlord shall not be liable to Tenant and Tenant shall not be liable to Landlord for any damage by or from any act or negligence of any co-tenant or other occupant of the Building Complex, or by any owner or occupant of adjoining or contiguous property. Landlord shall not be liable for any injury or damage to persons or property resulting in whole or in part from the criminal activities of others. To the extent not covered by normal fire and extended coverage insurance, Tenant agrees to pay for all damage to the Building Complex, as well as all damage to persons or property of other tenants or occupants thereof, caused by the misuse, neglect, act, omission or negligence of Tenant or any of its agents, contractors, employees, licensees or invitees.

(c) Neither Landlord nor its agents or employees shall be liable for any damage to property entrusted to Landlord, its agents or employees, or employees of the building manager, if any, nor for the loss or damage to any property occurring by theft or otherwise, nor for any injury or damage to persons or property resulting from fire, explosion, falling plaster, steam, gas, electricity, water or rain which may leak from any part of the Building Complex or from the pipes, appliances or plumbing works therein or from the roof, street or subsurface or from any other place or resulting from dampness, or any other cause whatsoever, provided, however, nothing contained herein shall be construed to relieve Landlord from liability for any personal injury resulting from its gross negligence. Neither Landlord nor its agents or employees shall be liable for interference with the lights, view or other incorporeal hereditaments. Tenant shall give prompt notice to Landlord in case of fire or accidents in or about the Premises or the Building or of defects therein or in the fixtures or equipment located therein.

(d) In case any claim, demand, action or proceeding is made or brought against Landlord, its agents or employees, by reason of any obligation on Tenant's part to be performed under the terms of this Lease, or arising from any act or negligence of Tenant, its agents or employees, or which gives rise to Tenant's obligation to indemnify Landlord, Tenant shall be responsible for all costs and expenses, including but not limited to, reasonable attorneys' fees incurred in defending or prosecution of the same, as applicable.

14. Insurance; Indemnity:

14.1 **Liability Insurance - Tenant.** Tenant shall, at Tenant's expense, obtain and keep in force during the term of this Lease a policy of General Liability Insurance with Broad Form General Liability Endorsement provided by an insurance company rated no lower than "A" by A.M. Best, in an amount of not less than $1,000,000 per occurrence of bodily injury and property damage combined or in a greater amount as reasonably determined by Landlord and shall insure Tenant with Landlord as an additional insured against liability arising out of the use, occupancy or maintenance of the Premises. Compliance with the above requirement shall not, however, limit the liability of Tenant hereunder.

14.2 **Liability Insurance - Landlord.** Landlord shall obtain and keep in force during the term of this Lease a policy of Combined Single Limit Bodily Injury and Broad form Property Damage Insurance, plus coverage against such other risks Landlord deems advisable from time to time, insuring Landlord but not Tenant against liability arising out of the ownership, use, occupancy or maintenance of the Building Complex in an amount not less than $5,000,000.00 per occurrence.

14.3 **Property Insurance - Tenant.** Tenant shall, at Tenant's expense, obtain and keep in force during the term of this Lease for the benefit of Tenant, replacement cost fire and extended coverage insurance, with vandalism and malicious mischief, and sprinkler leakage , in an amount sufficient to cover not less than 100% of the full replacement cost, as the same may exist from time to time, of all Tenant's personal property, fixtures, equipment and tenant improvements paid for by Tenant.

14.4 **Property Insurance - Landlord.** Landlord shall obtain and keep in force during the term of this Lease a policy or policies of insurance covering loss or damage to the Building Complex improvements, but not Tenant's personal property, fixtures, equipment or tenant improvements, in the amount of the full replacement costs thereof, as the same may exist from time to time, utilizing an insurance company rated no lower than "A" by A.M. Best, or equivalent, providing protection against all perils included within the classification of fire, extended coverage, vandalism, malicious mischief, plate glass, and such other perils as Landlord deems advisable or may be required by a lender having a lien on the Building Complex. In addition, Landlord shall obtain and keep in force, during the term of this Lease, a policy of rental value insurance covering a period of one year, with loss payable to Landlord which insurance shall also cover all Operating Expenses for said period. Tenant will not be named in any such policies carried by Landlord and shall have no right to any proceeds therefrom. The policies required by these paragraphs 14.2 and 14.4 shall contain such deductibles as Landlord or the aforesaid lender may determine. In the event that the Premises shall suffer an insured loss as defined in paragraph 15(a) hereof, the deductible amounts under the applicable insurance policies shall be deemed an Operating Expense. Tenant shall not do or permit to be done anything which shall invalidate the insurance policies carried by Landlord. Tenant shall pay the entirety of any increase in the property insurance premium for the Building Complex over what it was immediately prior to the commencement of the term of this Lease if the increase is specified by Landlord's insurance carrier as being caused by the nature of Tenant's occupancy or any act or omission of Tenant.

14.5 **Insurance Policies.** Tenant shall deliver to Landlord copies of liability insurance policies required under paragraph 14.1 or certificates evidencing the existence and amounts of such insurance within seven (7) days after the Commencement Date to this Lease. No such policy shall be cancelable or subject to reduction of coverage or other modification except after ten (10) days prior written notice to Landlord. Tenant shall, at least ten (10) days prior to the expiration of such policies, furnish Landlord with renewals thereof.

14.6 **Waiver of Subrogation.** Providing such insurance waiver is available from insurers, Tenant and Landlord each hereby release and relieve the other, and waive their entire right of recovery against the other, for direct or consequential loss or damage arising out of or incident to the perils covered by property insurance carried by such party, whether due to the negligence of Landlord or Tenant or their agents, employees, contractors and/or invitees. If necessary, all property insurance policies required under this Lease shall be endorsed to so provide.

14.7 **Indemnity.** Tenant shall indemnify and hold harmless Landlord and its agents, partners and lenders, from and against any and all claims for damage to the person or property of anyone or any entity arising from Tenant's use of the Building Complex or from the conduct of Tenant's business or from any activity, work or things done, permitted or suffered by Tenant in or about the Premises and shall further indemnify and hold harmless Landlord from and against any and all claims, costs and expenses arising from any breach or default in the performance of any obligation on Tenant's part to be performed under the terms of this Lease, or arising from any act or omission of Tenant, or any of Tenant's agents, contractors, employees, or invitees, and from and against all costs, attorney's fees, expenses and liabilities incurred by Landlord as the result of any such use, conduct, activity, work, things done, permitted or suffered, breach, default or negligence, and in dealing reasonably therewith, including but not limited to the defense or pursuit of any claim or any action or proceeding involved therein, and in case any action or proceeding be brought against Landlord by reason of any such matter, Tenant upon notice from Landlord shall defend the same at Tenant's expense by counsel reasonably satisfactory to Landlord and Landlord shall cooperate with Tenant in such defense. Landlord need not have first paid any such claim in order to be so indemnified. Tenant, as a material part of the consideration to Landlord hereby assumes all risk of damage to property of Tenant or injury to persons, in, upon or about the Building Complex arising from any cause except Landlord's willful misconduct or gross negligence and Tenant hereby waives all claims in respect thereof against Landlord.

14.8 **Exemptions of Landlord from Liability.** Except for Landlord's willful misconduct, Tenant hereby agrees that Landlord shall not be liable for injury to Tenant's business or any loss of income therefrom or for loss of or damage to the goods, wares, merchandise or other property of Tenant, Tenant's employees, invitees, customers, to any other person in or about the Premises or the Building Complex, nor shall Landlord be liable for injury to the person of Tenant, Tenant's employees, agents or contractors, whether such damage or injury is caused by or results from theft, fire, steam, electricity, gas, water or rain, or from the breakage, leakage, obstruction or other defects of pipes, sprinklers, wires, appliances, plumbing, air conditioning or lighting fixtures, or from any other cause whether said damage or injury results from conditions arising upon the Premises or upon other portions of the Building Complex, or from other sources or places, or from new construction or the repair, alteration or improvement of any part of the Building Complex, of the equipment, fixtures or appurtenances applicable thereto, and regardless of whether the cause of such damage or injury or the means of repairing the same is inaccessible. Landlord shall not be liable for any damages arising from any act or neglect of any other tenant, occupant, or user of the Building Complex, nor from the failure of Landlord to enforce the provisions of any other lease of any other tenant of the Building Complex.

14.9 **No Representation of Adequate Coverage.** Landlord makes no representation that the limits or forms of coverage of insurance specified in this paragraph 14 are adequate to cover Tenant's property or obligations under this Lease.

15. Damage or Destruction

(a) **Definitions:**

1. **"Premises Damage"** shall mean if the Premises are damaged or destroyed to any extent.

2. **"Premises Building Partial Damage"** shall mean if the Building of which the Premises are a part is damaged or destroyed to the extent that the cost to repair is less than fifty percent (50%) of the then Replacement Cost of the Building.

3. **"Premises Building Total Destruction"** shall mean if the Building of which the Premises are a part is damaged or destroyed to the extent that the cost to repair is fifty percent (50%) or more of the then Replacement Cost of the Building.

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4. "Insured Loss" shall mean damage or destruction which was caused by an event required to be covered by the insurance described in Paragraph 14. The fact that an insured Loss has a deductible amount shall not make the loss an uninsured loss.

5. "Replacement Costs" shall mean the amount of money necessary to be spent in order to repair or rebuild the damaged area to the condition that existed immediately prior to the damage occurring, excluding all improvements made by tenants, other than those installed by Landlord at Tenant's expense.

(b) Premises Damage; Premises or Building Partial Damage:

1. Insured Loss: Subject to the provisions of paragraphs 15(d) and 15(e), if at any time during the term of this Lease there is damage which is an insured Loss and which falls into the classification of either Premises Damage or Premises Building Partial Damage, and Landlord's lender allows the use of such insured proceeds to be used for the purpose of repair, then Landlord shall, as soon as reasonably possible and to the extent the required materials and labor are readily available through usual commercial channels, at Landlord's expense, repair such damage (but not Tenant's fixtures, equipment or tenant improvements originally paid for by Tenant) to its condition existing at the time of the damage, and this Lease shall continue in full force and effect.

2. Uninsured Loss: Subject to the provisions of paragraphs 15(d) and 15(e), if at any time during the term of this Lease there is damage which is not an insured Loss and which falls within the classification of Premises Damage or Premises Building Partial Damage, unless caused by a negligent or willful act of Tenant (in which event Tenant shall make the repairs at Tenant's expense), such damage prevents Tenant from making any substantial use of the Premises, Landlord may at Landlord's option either (i) repair such damage as soon as reasonably possible at Landlord's expense, in which event this Lease shall continue in full force and effect, or (ii) give written notice to Tenant within thirty (30) days after the date of the occurrence of such damage of Landlord's intention to cancel and terminate this Lease as of the date of the occurrence of such damage, in which event this Lease shall terminate as of the date of the occurrence of such damage.

(c) Premises or Building Total Destruction: Subject to the provisions of paragraphs 15(d) and 15(e), if at any time during the term of this Lease there is damage, whether or not it is an Insured Loss, which falls into the classifications of Premises Building total Destruction, then Landlord may at Landlord's option either (i) repair such damage or destruction as soon as reasonably possible at Landlord's expense (to the extent the required materials are readily available through usual commercial channels) to its condition existing at the time of the damage, but not Tenant's fixtures, equipment, or tenant improvements, and this Lease shall continue in full force and effect, or (ii) give written notice to Tenant within thirty (30) days after the date of occurrence of such damage of Landlord's intention to cancel and terminate this Lease, in which case this Lease shall terminate as of the date of the occurrence of such damage.

(d) Damage Near End of Term: If at any time during the last thirty-six (36) months of the term of this Lease there is substantial damage to the Premises, Landlord may at Landlord's option cancel and terminate this Lease as of the date of occurrence of such damage by giving written notice to Tenant of Landlord's election to do so within thirty (30) days after the date of occurrence of such damage.

(e) Abatement of Rent; Tenant's Remedies:

1. In the event Landlord repairs or restores the Building or Premises pursuant to the provisions of this Paragraph 15, and any part of the Premises are not usable (including loss of use due to loss of access or essential services), the rent payable hereunder (including Tenant's Share of Operating Expense increase) for the period during which such damage, repair or restoration continues shall be abated, provided (i) the damage was not the result of the negligence of Tenant and (ii) such abatement shall be prorated based upon the portion of Tenant's square footage which is adversely affected. Except for said abatement of rent, if any, Tenant shall have no claim against Landlord for any damage suffered by reason of any such damage, destruction, repair or restoration.

2. If Landlord shall be obligated to repair or restore the Premises or the Building under the provisions of this Paragraph 15 and shall not commence such repair or restoration within a reasonable period of time not to exceed ninety (90) days after such occurrence, or if Landlord shall not complete the restoration and repair within six (6) months after date of commencement of restoration or repairs, Tenant may at Tenant's option cancel and terminate this Lease by giving Landlord written notice of Tenant's election to do so at any time prior to the commencement or completion, respectively, of such repair or restoration. In such event this Lease shall terminate as of the date of such notice.

3. Tenant agrees to cooperate with Landlord in connection with any such restoration and repair, including but not limited to the approval and/or execution of plans and specifications required.

(f) Termination - Advance Payments: Upon termination of this Lease pursuant to this paragraph 15, an equitable adjustment shall be made concerning advance rent and any advance payments made by Tenant to Landlord. Landlord shall, in addition, return to Tenant so much of Tenant's security deposit as has not theretofore been applied by Landlord.

(g) Waiver: Landlord and Tenant waive the provisions of any statute which relate to termination of leases when leased property is destroyed and agree that such event shall be governed by the terms of this Lease.

16. Condemnation:

(a) If the whole of the Premises or so much thereof as to render the balance unusable by Tenant for the proper conduct of its business shall be taken under power of eminent domain or transferred under threat thereof, then this Lease, at the option of either Landlord or Tenant exercised by either party giving notice to the other of such election within thirty (30) days after such conveyance or taking possession, whichever is earlier, shall forthwith cease and terminate and the rent shall be duly apportioned as of the date of such taking or conveyance. No award for any partial or entire taking shall be apportioned and Tenant hereby assigns to Landlord any award which may be made in such taking or condemnation, together with any and all rights of Tenant now or hereafter arising in or to the same or any part, thereof. Notwithstanding the foregoing, Tenant shall be entitled to seek, directly from the condemning authority, an award for its removable trade fixtures, equipment and personal property and relocation expenses, if any, to the extent Landlord's award is not diminished. In the event of a partial taking which does not result in a termination of this Lease, Base Rent shall be reduced in proportion to the reduction in the size of the Premises so taken and this Lease shall be modified accordingly. Promptly after obtaining knowledge thereof, Landlord or Tenant, as the case may be, shall notify the other of any pending or threatened condemnation or taking affecting the Premises or the Building.

(b) If all or any portion of the Premises shall be condemned or taken for governmental occupancy for a limited period, this lease shall not terminate and Landlord shall be entitled to receive the entire amount of any such award or payment thereof as damages, rent or otherwise. Tenant hereby assigns to Landlord any award which may be made in such temporary taking, together with any and all rights of Tenant now or hereafter arising in or to the same or any part thereof. Tenant shall be entitled to receive an abatement of Base Rent in proportion to the reduction in the size of its Premises, as a result of the taking.

17. Assignment and Subletting:

(a) Tenant shall not permit any part of the Premises to be used or occupied by any persons other than Tenant and its employees, nor shall Tenant permit any part of the Premises to be used or occupied by any licensee or concessionaire or permit any persons other than Tenant, its employees and invitees, to be upon the Premises. Tenant shall not voluntarily, by operation of law, or otherwise, assign, transfer or encumber this Lease or any interest herein nor sublet or part with possession of all or any part of the Premises (any and all of which shall hereinafter be referred to as "Transfer") without Landlord's prior written consent which shall not be unreasonably withheld, delayed or conditioned. Any Transfer without the prior written consent of Landlord shall constitute a default hereunder and shall be void ab initio and shall confer no rights upon any third party, notwithstanding Landlord's acceptance of rent payments from any purported transferee. Landlord's consent to any requested assignment of this Lease or subletting of all or any part of the Premises shall be subject to the following conditions:

(1) such consent and resulting subletting or assignment shall not relieve Tenant of its primary obligations hereunder, including the obligation for payment of all rents due hereunder;

(2) Landlord, at its option and from time to time, may collect the rent from the subtenant or assignee, and apply the net amount collected to the rent herein reserved, but no such collection shall be deemed an acceptance by Landlord of the subtenant or assignee as the tenant hereof, or a release of Tenant from further performance of covenants on the part of Tenant herein contained;

(3) any such subtenant or assignee shall be a company or other entity of good repute, engaged in a business or profession compatible with and in keeping with the then standards of the Building and financially capable of performing its obligations with respect to the Premises;

(4) such subtenant or assignee shall assume and agree to perform all of Tenant's obligations under this Lease insofar as they pertain to the space so sublet or assigned; and

(5) Tenant is not in default of any term or condition of this Lease at the time it requests Landlord's consent.

(b) In the event of any Transfer of this Lease or all or any part of the Premises by Tenant, Landlord, in addition to any rights contained herein, shall have the following options at its discretion:

(1) To collect and receive the excess of rent due to Tenant from such sublessee or assignee over the Base Rent due hereunder;

(2) To give Tenant written notice of Landlord's intention to terminate this Lease on the date such notice is given or on any later date specified therein, whereupon, on the date specified in such notice, Tenant's right to possession of the Premises shall

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cease and this Lease shall thereupon be terminated, except as to any uncompleted obligations of Tenant; or

(3) To re-enter and take possession of the Premises or the part thereof subject to such Transfer, and to enforce all rights of Tenant, and receive and collect all rents and other payments due to Tenant, in accordance with such sublet or assignment of the Premises, or any part thereof, as if Landlord was the sublessor or assignor, and to do whatever Tenant is permitted to do pursuant to the terms of such sublease or assignment.

(c) Tenant Affiliate: Notwithstanding the provisions of paragraph 17 hereof, Tenant may assign or sublet the Premises, or any portion thereof, without Landlord's consent, to any corporation which controls, is controlled by or is under common control with Tenant or to any corporation resulting from the merger or consolidation with Tenant, or to any person or entity which acquires all the assets of Tenant as a going concern of the business that is being conducted on the Premises, provided that said assignee assumes, in full, the obligations of Tenant under this Lease. Any such assignment shall not, in any way, effect or limit the liability of Tenant under the terms of this Lease.

(d) At the time of making a request for Landlord's consent to a Transfer and not less than thirty (30) days prior to the proposed effective date thereof, Tenant shall provide to Landlord such information as Landlord, its accountants and attorneys shall reasonably require with respect to such proposed transfer, including but not limited to name and address of the proposed transferee, description of business operations, financial information and certificate of corporate authority and good standing or partnership certificate, as applicable.

(e) Consent of Landlord to a Transfer shall not relieve Tenant from it's obligation to obtain the consent to any subsequent Transfers.

(f) Subletting or assignments by subtenants or assignees shall not be permitted under any circumstances, nor shall Tenant be permitted to assign this Lease or sublet all or any part of the Premises during any period of time that all or any portion of the Base Rent is abated. Further, no option to renew or extend the term of this Lease or to lease additional space, if any, shall be exercisable by any subtenant or assignor.

(g) All subleases or assignments shall be in writing and a copy thereof provided to Landlord within ten (10) days of its effective date. All subleases shall further contain an express provision that in the event of any default by Tenant under this Lease and upon notice thereof to the subtenant from Landlord, all rentals payable by the subtenant shall be paid directly to Landlord, for the Tenant's account, until subsequent notice from Landlord that such default has been cured. Notwithstanding the foregoing, receipt by Landlord of rent directly from the subtenant or any other person shall not be deemed a waiver by the Landlord of any provision hereof or any right hereunder or the default on the part of Tenant, nor an acceptance of such subtenant.

18. Estoppel Certificate: Tenant further agrees, at any time and from time to time on or before ten (10) days after written request by Landlord, to execute, acknowledge, and deliver to Landlord an estoppel certificate certifying (to the extent it believes the same to be true) that this Lease is unmodified and in full force and effect (or if there have been modifications, that the same is in full force and effect as modified, and stating the modifications), that there have been no defaults thereunder by Landlord or Tenant, no state of facts known by Lessee exists which, if pursued, would constitute a default (or if there have been defaults, setting forth the nature thereof), the date to which the rent and other charges have been paid, if any, that Tenant claims no present charge, lien, claim or offset against rent, the rent is not prepaid for more than one month in advance and such other matters as may be reasonably required by Landlord, Landlord's mortgagee, or any potential purchaser of the Building, it being intended that any such statement delivered pursuant to this Paragraph may be relied upon by any prospective purchaser of all or any portion of Landlord's interest herein, or a holder of any mortgage or deed of trust encumbering any portion of the Building Complex; Tenant's failure to deliver such statement within such time shall be a default under this Lease. Notwithstanding the foregoing, in the event that Tenant does not execute the statement required by this paragraph, Tenant hereby grants to Landlord a power of attorney coupled with an interest to act as Tenant's attorney in fact for the purpose of executing such statement or statements required by this Paragraph.

19. Default:

(a) The occurrence of any one or more of the following events (herein referred to as an "Event of Default") shall constitute a material default by Tenant hereunder:

(1) Tenant shall fail to pay within ten (10) days after the date due any installment of Base Rent, Additional Rent or any other amounts payable hereunder;

(2) This Lease or the estate of Tenant hereunder shall be transferred to or shall pass to or devolve upon any other person or party in violation of the provisions of this Lease, except as permitted herein;

(3) This Lease or the Premises or any part thereof shall be taken upon execution or by other process of law directed against Tenant, or shall be taken upon or subject to any attachment at the instance of any creditor or claimant against Tenant, and said attachment shall not be discharged or disposed of within fifteen (15) days after the levy thereof;

(4) Tenant shall file a petition in bankruptcy or insolvency or for reorganization or arrangement under the bankruptcy laws of the United States or under any insolvency act of any state, or shall voluntarily take advantage of any such law or act by answer or otherwise, or shall be dissolved or shall make an assignment for the benefit of creditors;

(5) Involuntary proceedings under any such bankruptcy law or insolvency act or for the dissolution of Tenant shall be instituted against Tenant, or a receiver or trustee shall be appointed of all or substantially all of the property of Tenant, and such proceedings shall not be dismissed or such receivership or trusteeship vacated within thirty (30) days after such institution or appointment;

(6) Tenant shall fail to take possession of the Premises within thirty (30) days of the Commencement Date;

(7) Tenant shall abandon the Premises for thirty (30) consecutive days and ceases to pay rent;

(8) Tenant shall fail to perform any of the other agreements, terms, covenants or conditions hereof on Tenant's part to be performed, and such nonperformance shall continue for a period of fifteen (15) days after notice thereof by Landlord to Tenant; provided, however, that if Tenant cannot reasonably cure such nonperformance within fifteen (15) days, Tenant shall not be in default if it commences cure within said fifteen (15) days and diligently pursues the same to completion, with completion occurring in all instances within a reasonable time for such completion;

(9) Intentionally Omitted

(10) Tenant shall fail to obtain a release of any mechanic's lien, as required herein;

(11) A guarantor of this Lease, if any, or a general partner of Tenant (if Tenant is a general or limited partnership), becomes a debtor under any state or federal bankruptcy proceedings, or becomes subject to receivership or trusteeship proceedings, whether voluntary or involuntary; except in the case of a guarantor, Tenant shall not be in default if a substitute guarantor, with acceptable credit-worthiness and financial abilities in light of the responsibilities of Tenant hereunder, and otherwise acceptable to Landlord, is provided to Landlord within fifteen (15) days; and

(12) All or any part of the personal property of Tenant is seized, subject to levy or attachment, or similarly repossessed or removed from the Premises.

(b) Upon the occurrence of an Event of Default Landlord shall have the right, at its election, then or at any time thereafter and while any such Event of Default shall continue, either:

(1) To give Tenant written notice of Landlord's intention to terminate this Lease on the Date such notice is given or on any later date specified therein, whereupon, on the date specified in such notice, Tenant's right to possession of the Premises shall cease and this Lease shall thereupon be terminated, provided however, all of Tenant's obligations, including but not limited to the amount of Base Rent and other obligations reserved in this Lease for the balance of the term hereof, shall immediately be accelerated and due and payable.

(2) Subsequent to five (5) days after Tenant's default hereunder, to re-enter and take possession of the Premises or any part thereof and repossess the same as Landlord's former estate and expel Tenant and those claiming through or under Tenant, and remove the effects of both or either, using such force for such purposes as may be reasonably necessary, without being liable for prosecution thereof, without being deemed guilty of any manner of trespass and without prejudice to any remedies for arrears of rent or preceding breach of covenants or conditions. Should Landlord elect to re-enter the Premises as provided in this paragraph 19(b)(2) or should Landlord take possession pursuant to legal proceedings or pursuant to any notice provided for by law, Landlord may, from time to time, without terminating this Lease, relet the Premises or any part thereof in Landlord's or Tenants name but for the account of Tenant, for such term or terms (which may be greater or less than the period which would otherwise have constituted the balance of the term of this Lease) and on such conditions and upon such other terms (which may include concessions of free rent and alteration and repair of the Premises) as Landlord, in its discretion, may determine and Landlord may collect and receive the rents therefor. Landlord shall in no way be responsible or liable for any failure to relet the Premises or any part thereof or for any failure to collect any rent due upon such reletting. No such re-entry or taking possession of the Premises by Landlord shall be construed as an election on Landlord's part to terminate this Lease unless a written notice of such intention be given to Tenant. No notice from Landlord hereunder or under a forcible entry and detainer statute or similar law shall constitute an election by Landlord to terminate this Lease unless such notice specifically so states. Landlord reserves the right following any such re-entry and/or reletting, to exercise its right to terminate this Lease by giving Tenant such written notice, in which event, this Lease will terminate as specified in said notice.

Initials

(c) In the event that Landlord does not elect to terminate this Lease as permitted in Paragraph 19(b)(1) hereof, but on the contrary, elects to take possession as provided in Paragraph 19(b)(2), Tenant shall pay to Landlord (i) the rent and other sums as herein provided, which would be payable hereunder if such repossession had not occurred, less (ii) the net proceeds, if any, of any reletting of the Premises after deducting all Landlord's expenses in connection with such reletting, including but without limitation, all repossession costs, brokerage commissions, legal expenses, attorneys' fees, expenses of employees, alteration and repair costs and expenses of preparation for such reletting. If, in connection with any reletting, the new lease term extends beyond the existing term, or the premises covered thereby include other premises not part of the Premises, a fair apportionment of the rent received from such reletting and the expenses incurred in connection therewith as provided aforesaid will be made in determining the net proceeds from such reletting. Tenant shall pay such rent and other sums to Landlord monthly on the days on which the rent would have been payable hereunder if possession had not been retaken. In no event shall Landlord have any obligation to relet the Premises subsequent to taking possession.

(d) In the event this Lease is terminated, Landlord shall be entitled to recover forthwith against Tenant as damages for loss of the bargain and not as a penalty, an aggregate sum which, at the time of such termination of this Lease, represents the aggregate of the rent and all other sums payable by Tenant hereunder that would have accrued for the balance of the term, discounted to present worth at the rate of eight percent (8%) per annum. Alternatively, at Landlord's option, Tenant shall remain liable to Landlord for damages in an amount equal to the rent and other sums arising under the Lease for the balance of the term had the Lease not been terminated, less the net proceeds, if any, from any subsequent reletting, after deducting all expenses associated therewith and as enumerated above. Landlord shall be entitled to receipt of such amounts from Tenant monthly on the days on which such sums would have otherwise been payable.

(e) Suit or suits for the recovery of the amounts and damages set forth above may be brought by Landlord, from time to time at Landlord's election and nothing herein shall be deemed to require Landlord to await the date whereon this Lease or the term hereof would have expired had there been no such default by Tenant or no such termination, as the case may be.

(f) After an Event of Default by, Tenant, Landlord may sue for or otherwise collect all rents, issues and profits payable under all subleases on the Premises, including those past due and unpaid.

(g) After an Event of Default by Tenant, Landlord may without terminating this Lease, enter upon the Premises, without being liable for prosecution of any claim for damages, without being deemed guilty of any manner of trespass and without prejudice to any other remedies, and do whatever Tenant is obligated to do under the terms of this Lease. Tenant agrees to reimburse Landlord on demand for any expenses which Landlord may incur in effecting compliance with the Tenant's obligations under this Lease; further, Tenant agrees that Landlord shall not be liable for any damages resulting to Tenant from effecting compliance with Tenant's obligations under this subparagraph caused by the negligence of Landlord.

(h) No failure by Landlord to insist upon the strict performance of any agreement, term, covenant or condition hereof or to exercise any right or remedy consequent upon a breach thereof, and no acceptance of full or partial rent during the continuance of any such breach, shall constitute a waiver of any such breach of such agreement, term, covenant or condition. No agreement, term, covenant or condition hereof to be performed or complied with by Tenant and no breach thereof, shall be waived, altered or modified except by written instrument executed by Landlord. No waiver of any breach shall affect or alter this Lease, but each and every agreement, term, covenant and condition hereof shall continue in full force and effect with respect to any other then existing or subsequent breach thereof. Notwithstanding any unilateral termination of this Lease, this Lease shall continue in force and effect as to any provisions hereof which require observance or performance of Landlord or Tenant subsequent to termination.

(i) Nothing contained in this Paragraph shall limit or prejudice the right of Landlord to prove and obtain as liquidated damages in any bankruptcy, insolvency, receivership, reorganization or dissolution proceeding, an amount equal to the maximum allowed by any statute or rule or law governing such proceeding and in effect at the time when such damages are to be proved, whether or not such amount be greater, equal to or less than the amounts recoverable, either as damages or rent, referred to in any of the preceding provisions of this Paragraph.

(j) Any rents or other amounts owing to Landlord hereunder which are not paid within ten (10) days of the date they are due, shall thereafter bear interest from the due date at the rate of eighteen percent (18%) per annum ("Interest Rate") until paid. Similarly, any amounts paid by Landlord to cure any default of Tenant or to perform any obligation of Tenant, shall, if not repaid by the Tenant within five (5) days of demand by Landlord, thereafter bear interest from the date paid by Landlord at the Interest Rate until paid. In addition to the foregoing, Tenant shall pay to Landlord whenever any Base Rent, Additional Rent or any other sums due hereunder remain unpaid more than ten (10) days after the due date thereof, a late charge equal to ten percent (10%) of the amount due. Further, in the Event of Default by Tenant, in addition to all other rights and remedies, Landlord shall be entitled to receive from Tenant all sums, the payment of which may previously have been waived or abated by Landlord, or which may have been paid by Landlord pursuant to any agreement to grant Tenant a rental abatement or other monetary inducement or concession including but not limited to any tenant finish allowance or moving allowance, together with interest thereon from the date or dates such amounts were paid by Landlord or would have been due from Tenant but for the abatement, at the Interest Rate, until paid: it being understood and agreed that such concession or abatement was made on the condition and basis that Tenant fully perform all obligations and covenants under the Lease for the entire term.

(k) Each right and remedy provided for in this Lease shall be cumulative and shall be in addition to every other right or remedy provided for in this Lease now or hereafter existing at law or in equity or by statute or otherwise, including, but not limited to, suits for injunctive or declaratory relief and specific performance. The exercise or commencement of the exercise by Landlord of any one or more of the rights or remedies provided for in this Lease now or hereafter existing at law or in equity or by statute or otherwise shall not preclude the simultaneous or subsequent exercise by Landlord of any or all other rights or remedies provided for in this Lease, now or hereafter existing at law or in equity or by statute or otherwise. All costs incurred by Landlord in connection with collecting any amounts and damages owing by Tenant pursuant to the provisions of this Lease or to enforce any provision of this Lease, including by way of example, but not limitation, reasonable attorneys' fees and court costs from the date any such matter is turned over to an attorney, shall also be recoverable by Landlord from Tenant. Landlord and Tenant agree that any action or proceeding arising out of this Lease shall be heard by a court sitting without a jury and thus hereby waive all rights to a trial by jury.

20. Landlord's Lien: As security for the payment of rent, damages and all other payments required to be made under this Lease, Landlord shall have a general lien upon all property of Tenant now or hereafter located upon the Premises. If Tenant abandons or vacates any portion of the Premises without paying rent or is in default in the payment of any rentals, damages or other payments required to be made by this Lease or is in default of any other provision of this Lease, Landlord may enter upon the Premises, without being liable for any claim of damages, without being deemed guilty of and manner of trespass, and without prejudice to any other remedy, which it may have for possession or arrearage in rent and seize possession of all or any of such personal property, excluding Tenant's business records, and may sell and convey all or any part of such personal property, at a public or private sale, in one or successive sales, with or without notice, to the highest bidder for cash and on behalf of Tenant, delivering to the highest bidder all of Tenant's title and interest in the personal property so sold. The proceeds of such sale of the personal property shall be applied by Landlord toward the reasonable costs and expenses of the sale, including attorneys' fees, and then toward the payment of all sums then due by Tenant to Landlord under the terms of this Lease; any excess proceeds shall be paid to Tenant or any other person entitled thereto by law.

21. Uniform Commercial Code: In addition to Landlord's general lien specified hereinabove, this Lease is intended as and constitutes a security agreement within the meaning of the Uniform Commercial Code of the state in which the Premises are situated and, Landlord, in addition to the rights prescribed in the Lease, shall have all of the rights, titles, liens and interest in and to Tenant's property now or hereafter located upon the Premises which are granted a secured party, as that term is defined, under the Uniform Commercial Code to secure the payment to Landlord of the various amounts provided in this Lease. Tenant shall on request, execute and deliver to Landlord a financing statement for the purpose of perfecting Landlord's security interest under this Lease or Landlord may file this Lease or a copy hereof as a financing statement.

22. Completion of Premises:

(a) Landlord has agreed to complete the Premises as more fully set forth in a work letter (the "Work Letter") attached hereto and incorporated herein as Exhibit D. Other than as set forth in the Work Letter, Landlord shall have no obligation for the completion of the Premises, and Tenant shall accept the Premises in its "as is" condition on the Commencement Date. Landlord shall not have any obligation for the repair or replacement of any portions of the interior of the Premises, including but not limited to carpeting, non-standard window coverings, wall coverings or painting, which are damaged or wear out during the term hereof, regardless of the cause therefor, except as may otherwise be specifically set forth in this Lease. If the Premises are not Ready for Occupancy (as hereafter defined) on the Commencement Date, unless such delay is caused by Tenant, its agents or employees, the rental obligations hereunder shall not commence until the Premises are Ready for Occupancy, whereupon, this Lease and all covenants, conditions and terms hereof shall be in full force and effect and the Expiration Date hereof shall be similarly postponed for an equivalent period of time. The postponement of the rent and term herein provided for such period shall be in full settlement for all claims which Tenant might have by reason of the Premises not being Ready for Occupancy on the Commencement Date. If Tenant wishes to take possession of all or any part of the Premises prior to the date the Premises are Ready for Occupancy, it must first secure the prior written consent of Landlord and such occupancy shall in no way hinder, delay or interfere with Landlord's work in completion of the Premises, and in such event, all terms and provisions of this Lease, including the obligation to pay rent at a rate equal to the monthly rate provided in Paragraph 3 (prorated accordingly) shall apply. "Ready for Occupancy" as that term is used herein shall mean the date when all major construction aspects of the Premises and any remodeling work to be performed by Landlord to the extent agreed to in the Work Letter are substantially completed although minor items are not completed (including but not limited to, touch-up plastering or repainting which does not unreasonably interfere with Tenant's ability to carry on its business in the Premises). The certificate of the architect (or other representative of Landlord) in charge of supervising the completion or remodeling of the Premises shall control conclusively the date upon which the Premises are Ready for Occupancy. If Landlord is delayed in delivering the Premises to Tenant because the same are not Ready for Occupancy or due to the failure of a prior occupant to vacate the same then the rent and term shall be postponed as hereinabove set forth and such postponement shall be in full settlement of all claims which Tenant may otherwise have by reason of the delay of delivery.

(b) Landlord, at its sole option, may allow Tenant to enter into the Premises for the purpose of installing furniture, fixtures

Initials: [signature]

and equipment and other leasehold improvements, including, but not limited to, wall and floor coverings, millwork and draperies, subject to the terms of the Work Letter prior to the Commencement Date at its sole risk and with no obligation to pay rent provided that such entry and work do not unreasonably interfere in any way with the performance of Landlord's work or other workers in and about the Building. At any time during such period of early entry, if Landlord notifies Tenant that Tenant's entry or work is interfering with or delaying the performance of work to be performed by Landlord or other workers in and about the Building, or causing any disruption whatsoever, Tenant shall forthwith discontinue any further work and shall vacate the Premises, and shall cause its workmen or contractors to remove therefrom any equipment, materials or installations which are the subject of Landlord's notice.

23. **Removal of Tenant's Property:** All movable furniture and personal effects of Tenant not removed from the Premises upon the vacation or abandonment thereof or upon the termination of this Lease for any cause whatsoever shall conclusively be deemed to have been abandoned and may be appropriated, sold, stored, destroyed or otherwise disposed of by Landlord without notice to Tenant and without obligation to account therefor, and Tenant shall reimburse Landlord for all expenses incurred in connection with the disposition of such property.

24. **Holding Over:**   Should Tenant, with Landlord's written consent, hold over after the termination of this Lease and continue to pay rent, Tenant shall become a tenant from month to month only upon each and all of the terms herein provided as may be applicable to such month to month tenancy and any such holding over shall not constitute an extension of this Lease. During such holding over, Tenant shall pay monthly rent equal to one hundred fifty percent (150%) of the last monthly rental rate and the other monetary charges as provided herein. Such tenancy shall continue until terminated by Landlord, as provided by law, or until Tenant shall have given to Landlord at least thirty (30) days written notice prior to the last day of the calendar month intended as the date of termination of such month to month tenancy.

25. **Parking and Common Areas:** a) Tenant shall have the right to elect to use up to __three & three tenths (3.3)__ parking spaces for every __thousand__ (1,000) square feet of the Premises on a BOMA rentable basis equaling __eight__ (8) unassigned spaces, in the parking facility adjacent to the Building, including Tenant's pro rata portion of visitor and handicap parking during the Primary Lease Term at the monthly rate of $ -zero- . Such spaces shall be located as designated by Landlord. b) The term "Common Areas" is defined as all areas and facilities outside the Premises and within the exterior boundary line of the Building Complex that are provided and designated by the Lessor from time to time for the general non-exclusive use of Landlord, Tenant and of other tenants of the Building Complex and their respective employees, suppliers, shippers, customers and invitees, including but not limited to common entrances, lobbies, corridors, stairways and stairwells, public restrooms, elevators, escalators, parking areas to the extent not otherwise prohibited by this Lease, loading and unloading areas, trash areas, roadways, sidewalks, walkways, parkways, ramps, driveways, landscaped areas and decorative walls. c) Landlord shall have the right, without obligation, and from time to time, to change the number, size, location, shape and arrangement of parking areas and other common areas, restrict parking of tenants or their guests to designated areas designate loading or handicap loading areas, change the level or grade of parking and to charge for all parking or any portion thereof; except as otherwise specifically provided herein, all access roads, courtyards, and other areas, facilities or improvements furnished by Landlord are for the general and nonexclusive use in common of all tenants of the Building and those persons invited upon the land upon which the Building is situated and shall be subject to the exclusive control and management of Landlord, and Landlord shall have the right, without obligation to establish, modify and enforce such rules and regulations, which the Landlord may deem reasonable and/or necessary. Unless as otherwise provided, Tenant's use of the parking area, as herein set forth shall be in common with other tenants of the Building Complex and any other parties permitted by Landlord to use the parking area. The parking rights herein granted shall not be deemed a lease but shall be construed as a license granted by Landlord to Tenant for the term of this Lease.

If Landlord shall determine, in its reasonable discretion, that the vehicles of employees, customers, business invitees and guests of Tenant or other tenants are using an excessive number of parking spaces, Landlord may institute a parking control system in order to control the excessive use and ensure the availability of spaces allocated in the Lease. Vehicles parked in violation of such parking control system may be removed from the parking facility at the cost of the vehicle owner. Tenant agrees to pay its pro rata share of the reasonable cost of such a parking control system. These provisions do not impose any express or implied obligation on Landlord to monitor parking usage at the Building generally or as to Tenant in particular, except as Landlord, in its sole discretion, shall deem necessary.

26. **Surrender and Notice:**   Upon the expiration or earlier termination of this Lease, Tenant shall promptly quit and surrender to Landlord the Premises broom clean, in good order and condition, ordinary wear and tear and loss by fire or other casualty excepted, and Tenant shall remove all of its movable furniture and other effects and such alterations, additions and improvements as Landlord shall require Tenant to remove pursuant to Paragraph 10 hereof. In the event Tenant fails to so vacate the Premises on a timely basis as required, Tenant shall be responsible to Landlord for all costs and damages, including but not limited to any amounts required to be paid to third parties who were to have occupied the Premises incurred by Landlord as a result of such failure, plus interest thereon at the Interest Rate on all amounts not paid by Tenant within five (5) days of demand, until paid in full.

27. **Condition of Premises:**

(a)   Landlord shall deliver the premises to Tenant in a clean condition on the Lease Commencement Date (unless Tenant is already in possession) and Landlord warrants to Tenant that the plumbing, lighting, air conditioning, and heating system in the Premises shall be in good operating condition. In the event that it is determined that this warranty has been violated, then it shall be the obligation of Landlord, after receipt of written notice from Tenant setting forth with specificity the nature of the violation, to promptly, at Landlord's sole cost, rectify such violation.

(b)   Except as otherwise provided in this Lease, Tenant hereby accepts the Premises and the Building Complex in their condition existing as of the Lease Commencement Date or the date that Tenant takes possession of the Premises, whichever is earlier, subject to all applicable zoning, municipal, county and state laws, ordinances and regulations governing and regulating the use of the Premises, and any easements, covenants or restrictions of record, and accepts this Lease subject thereto and to all matters disclosed thereby and by any exhibits attached hereto. Tenant acknowledges that it has satisfied itself by its own independent investigation that the Premises are suitable for its intended use, and that neither Landlord nor Tenant's agent or agents has made any representation or warranty as to the present or future suitability of the Premises, Common Areas or Building Complex for the conduct of Tenant's business.

28. **Subordination and Attornment:**

(a)   This Lease, and all rights of Tenant hereunder, are and shall be subject and subordinate in all respects to all present and future ground leases, overriding leases and underlying leases and/or grants of term of the real property land/or the Building or the Building Complex now or hereafter existing and to all deeds of trust, mortgages and building loan agreements, including leasehold mortgages and building loan agreements which may now or hereafter affect the Building or the Building Complex or any of such leases, whether or not such deed of trust or mortgages shall also cover other lands or buildings, to each and every advance made or hereafter to be made under such deeds of trust or mortgages, and to all renewals, modifications, replacements and extension of such leases, deeds of trust and mortgages. The provisions of this Paragraph shall be self-operative and no further instrument of subordination shall be required. However, in confirmation of such subordination, Tenant shall promptly execute and deliver to Landlord (or such other party so designated by Landlord) at Tenant's own cost and expense, within ten (10) days after request from Landlord an instrument in recordable form if required, that Landlord, the lessor of any such lease or the holder of any such deed of trust or mortgage or any of their respective successors in interest or assigns may request evidencing such subordination. Failure by Tenant to comply with the requirements of this Paragraph shall be a default hereunder. Notwithstanding the foregoing, in the event that Tenant does not execute such documents as may be required to confirm the subordination set forth in this Paragraph, Tenant hereby grants to Landlord a power of attorney coupled with an interest to act as Tenant's attorney in fact for the purposes of executing whatever documents are necessary to evidence such subordination. The leases to which this Lease is, at the time referred to, subject and subordinate pursuant to this Paragraph are hereinafter sometimes called "Superior Leases" and the deeds of trust or mortgages to which this Lease is, at the time referred to, subject and subordinate are hereinafter sometimes called "Superior Deeds of Trust" or "Superior Mortgages." The lessor of a Superior Lease or the beneficiary of a Superior Deed of Trust or Superior Mortgage or their successors in interest or assigns are hereinafter sometimes collectively referred to as a "Superior Party." Notwithstanding the foregoing, upon Tenant's request, Landlord agrees to request such Superior Party to grant to Tenant a non-disturbance agreement in the form then being used by such Superior Party for such purposes, providing that Tenant, notwithstanding a default by Landlord, shall be entitled to remain in possession of the Premises in accordance with the terms of this Lease for so long as Tenant shall not be in default of any term, condition or covenant of this Lease and providing further, that Tenant shall attorn to such Superior Party.

(b)   Tenant shall take no steps to terminate this Lease, without giving written notice to such Superior Party, and a reasonable opportunity to cure (without such Superior Party being obligated to cure), any default on the part of Landlord under this Lease.

(c)   If holder with Superior Mortgage or a ground lease, or anyone claiming by, through or under such holder, shall become the lessee under the ground lease as a result of foreclosure of such Superior Mortgage, or by reason of an assignment of the lessee's interest under the ground lease and the giving of a deed to the Building or the Building Complex in lieu of foreclosure, there shall be no obligation on the part of such person succeeding to the interest of the lessee under the ground lease to comply with, observe or perform any obligations as sublessor, tenant or landlord under any Superior Lease.

(d)   If, in connection with the procurement, continuation or renewal of any financing for which the Building or the Building Complex or of which the interest of the lessee therein under a Superior Lease represents collateral in whole or in part, a lender shall request reasonable modifications of this Lease as a condition of such financing, Tenant will not unreasonably withhold its consent thereto provided that such modifications do not increase the obligations of Tenant under this Lease or adversely affect any rights of Tenant or decrease the obligations of Landlord under this Lease.

29. **Payments After Termination:**   No payments of money by Tenant to Landlord after the termination of this Lease in any manner, or after giving of any notice (other than a demand for payment of money) by Landlord to Tenant, shall reinstate, continue or extend the term of this Lease or affect any notice given to Tenant prior to the payment of such money, it being agreed that after the service of notice of the commencement of a suit or other final judgment granting Landlord possession of the Premises, Landlord may receive and collect any sums of rent due, or any other sums of money due under the terms of this Lease or otherwise exercise its rights and remedies hereunder. The payment of such sums of money, whether as rent or otherwise, shall not waive said notice or in any manner affect any pending suit or judgment theretofore obtained.

Initials:

30. Authorities for Action and Notice:

(a) Except as otherwise provided herein, Landlord may, for any matter pertaining to this Lease, act by and through its building manager or any other person designated in writing from time to time. At the time of this Lease, Landlord's principal office is located at: Bettman Real Estate Management Company, 2727 San Pedro Dr., NE, Suite 115, Albuquerque, New Mexico 87110-3364.

(b) All notices or demands required or permitted to be given to Landlord hereunder shall be in writing, and shall be deemed duly served when received, if hand delivered, or five (5) days after deposited in the United States mail, with proper postage prepaid, certified or registered, return receipt requested, addressed to Landlord at its principal office. All notices or demands required to be given to Tenant hereunder shall be in writing, and shall be deemed duly served when received, if hand delivered, or five (5) days after deposited in the United States mail, with proper postage prepaid, certified or registered, return receipt requested, addressed to Tenant at its principal office at 6000 Uptown Blvd., NE, Suite 314, Albuquerque, New Mexico 87110. Either party shall have the right to designate in writing, served as provided, a different address to which notice is to be provided.

31. Liability of Landlord: Landlord's liability under this Lease shall be limited to Landlord's estate and interest in the Building Complex (or to the proceeds thereof) and no other property or other assets of Landlord shall be subject to levy, execution or other enforcement procedure for the satisfaction of Tenant's remedies under or with respect to this Lease, the relationship of Landlord and Tenant hereunder or Tenant's use and occupancy of the Premises. Nothing contained in this Paragraph shall be construed to permit Tenant to offset against rents due a successor landlord, a judgment (or other judicial process) requiring the payment of money be reason of any default of a prior landlord, except as otherwise specifically set forth herein.

32. Brokerage: Landlord and Tenant represent and warrant that they have dealt with CB Richard Ellis and Jkel Corporation, respectively (the "Broker") in the negotiation of this Lease. Landlord shall make payment of the brokerage fee due to the Broker pursuant to and in accordance with Landlord's separate agreement with the Broker. Tenant hereby agrees to indemnify and hold the Landlord harmless of and from any and all loss, costs, damages or expenses (including, without limitation, all attorneys' fees and disbursements) by reason of any claim of or liability to any other broker or person claiming through Tenant and arising out of or in connection with the negotiation, execution and delivery of this Lease. Additionally, Tenant acknowledges and agrees that Landlord shall have no obligation for payment of any brokerage fee or similar compensation to any person with whom Tenant has dealt or may in the future deal with respect to leasing of any additional or expansion space in the Building Complex or renewals or extensions of this Lease. In the event any claim shall be made against Landlord by any other broker who shall claim to have negotiated this Lease on behalf of Tenant or to have introduced Tenant to the Building Complex or to Landlord, Tenant shall be liable for payment of all reasonable attorneys' fees, costs and expenses incurred by Landlord in defending against the same, and in the event such broker shall be successful in any such action, Tenant shall, in addition, make payment to such broker.

33. Taxes:

(a) Tenant shall be liable for and shall pay before delinquency and Tenant hereby agrees to indemnify and hold Landlord harmless from and against any liability in connection with all taxes levied against any personal property, fixtures, machinery, equipment, apparatus, systems and appurtenances placed by or on behalf of Tenant in or about or utilized by Tenant in, upon or in connection with the Premises ("Equipment Taxes"). If any Equipment Taxes are levied against Landlord or Landlord's property or if the assessed value of Landlord's property is increased by the inclusion therein of a value placed upon such personal property, fixtures, machinery, equipment, apparatus, systems or appurtenances of Tenant, and if Landlord, after written notice to Tenant, pays the Equipment Taxes or taxes based upon such and increased assessment (which Landlord shall have the right to do regardless of the validity of such levy, but under proper protest if requested by Tenant prior to such payment and if payment under protest is permissible), Tenant shall pay to Landlord upon demand, as Additional Rent hereunder, the taxes so levied against Landlord or the proportion of such taxes resulting from such increase in the assessment; provided however, that in any such event, Tenant shall have the right, on behalf of Landlord and with Landlord's full cooperation, but at no cost to Landlord, to bring suit in any court of competent jurisdiction to recover the amount of any such tax so paid under protest, and any amount so recovered shall belong to Tenant (provided Tenant has previously paid such amount to Landlord). Notwithstanding the foregoing to the contrary, Tenant shall cooperate with Landlord to the extent reasonably necessary to cause the fixtures, furnishings, equipment and other personal property to be assessed and billed separately from the real property of which the Premises for a part, and Landlord shall use reasonable efforts to treat all other Tenants on the same basis.

(b) Tenant shall pay to Landlord as Additional Rent, any excise, sales, privilege or other tax, assessment or other charge (other than income or franchise taxes) imposed, assessed or levied by any governmental or quasi-governmental authority or agency upon Landlord on account of this Lease, the rent or other payments made by Tenant hereunder, any other benefit received by Landlord hereunder, Landlord's business as a lessor hereunder, or other in respect of or as a result of the agreement or relationship of Landlord and Tenant hereunder.

34. Substitution of Premises: Notwithstanding anything herein to the contrary, Landlord shall have the right ~~at time and from time to time~~ one time during the term of the Lease to substitute other premises located within the Building for the Premises subject to the same terms and conditions set forth herein; provided, however, that the substituted premises shall contain at least as much square footage as the originally leased Premises and the substituted premises shall contain no fewer than the number of offices contained in the originally leased Premises, without any increase in the then monthly rental rate. In connection therewith, Landlord agrees to pay all reasonable moving expenses of Tenant and of Tenant's permitted sublessees, including the reasonable replacement of Tenant improvements. ~~Tenant shall be required to move into such substituted premises within 30 days of notice from Landlord of it exercise of this right.~~ After receiving written notice from Landlord that Landlord desires to move Tenant to substitute premises, Tenant, at Tenant's option, shall be required to either move into such substituted premises or to terminate the Lease and vacate the Premises without penalty, within 60 days from the receipt of Landlord's notice.

35. Rights Reserved to Landlord:

(a) All portions of the Building are reserved to Landlord except the Premises and the inside surfaces of all walls, windows and doors bounding the Premises, but including exterior building walls, core corridor walls and doors and any core corridor entrance. Landlord also reserves any space in or adjacent to the Premises used for shafts, stacks, pipes, conduits, fan rooms, ducts, electric or other utilities, sinks or other building facilities, and the use thereof, as well as the right to access thereto through the Premises for the purposes of operation, maintenance and repair, upon written notice of not less than twenty-four (24) hours, except in the event of emergencies or apparent emergencies, when no prior notice shall be required.

(b) Landlord shall have the following rights without liability to Tenant for damage or injury to property, person or business (all claims for damage being hereby waived and released), and without effecting an eviction or disturbance of Tenant's use of possession of the Premises or giving rise to any claim for setoffs or abatement of rent:

(1) To enter the Premises as more fully provided in this Lease;

(2) To install and maintain signs on the exterior and interior of the Building, except within the Premises, provided the signs do not block either completely or partially the exterior windows of the Premises;

(3) To have pass keys to the Premises;

(4) To decorate, remodel, repair, alter or otherwise prepare the Premises for re-occupancy during the last six (6) months of the term hereof if, during or prior to such time, Tenant has vacated the Premises, or at any time after Tenant abandons the Premises.

(5) To have access to all mail chutes according to the rules of the United States Postal Service;

(6) To do or permit to be done any work in or about the exterior of the Building Complex or any adjacent or nearby building, land, street, or alley;

(7) To grant to anyone the exclusive right to conduct any business or render any service in the Building Complex, provided such exclusive right shall not operate to exclude Tenant from the use expressly permitted by this Lease.

36. Force Majeure Clause: Wherever there is provided in this Lease a time limitation for performance by Landlord of any obligation including but not limited to obligations related to construction, repair, maintenance or service, this time provided for shall be extended for as long as and to the extent that delay in compliance with such limitation is due to an act of God, governmental control or other factors beyond the reasonable control of Landlord.

37. Signage:

(a) No sign, advertisement or notice shall be inscribed, painted or affixed on any part of the inside or outside of the Building Complex unless of such color, size and style and in such place upon or in the Building Complex as shall be first designated by Landlord, but there shall be no obligation or duty on Landlord to allow any sign, advertisement or notice to be inscribed, painted or affixed on any part of the inside or outside of the Building Complex. A directory in a conspicuous place, with the names of Tenant, not to exceed One (1) name(s) per Building directory shall be provided by Landlord on a one time basis. Any necessary revision to such directory shall be made by Landlord, at Tenant's expense, within a reasonable time after written notice from Tenant of the change making the revision necessary. Landlord shall have the right to remove all non-permitted signs without notice to Tenant and at the expense of Tenant.

(b) Tenant shall only be permitted to install building standard signs and logos, subject to Landlord's prior written consent and criteria as to size, design, materials, and location.

Initials: [signature]

38. **Attorney's Fees:** In the event of any dispute hereunder, or any default in the performance of any term or condition of this Lease, the prevailing party shall be entitled to recover all reasonable costs and expenses associated therewith, including reasonable attorneys' fees, whether or not such action is pursued to judgment. Landlord shall, in addition, have the right to recover reasonable attorneys fees and all other costs and expenses incurred in the preparation and service of notice of default or for consultation in connection therewith, whether or not a legal action is subsequently commenced in connection with such default.

39. **Telecommunications System:**

(a) In the event that Landlord has arranged for the installation and wiring of a particular telecommunications system for the Building (the "Prewired System"); Tenant agrees that if it desires to use a telecommunications system other than the Prewired System which requires additional wiring outside the Premises, Tenant must first submit to Landlord a written request for the use of such system. The request must be accompanied by a detailed proposal describing such system and plans and specifications for the wiring and installation requirements thereof. Tenant hereby agrees that, except for the Prewired System, the use of any telecommunications system which requires installation or wiring outside the Premises or which in any way affects the telecommunications system, lines or wiring of the Building or any portion of the Building Complex shall be subject to the prior written consent of Landlord which consent shall not be unreasonably withheld, delayed or conditioned. All installation and wiring whether it be of the Prewired System or otherwise, shall be performed only under the supervision and control of Landlord's designated agent and only in accordance with the instructions of such agent.

(b) Notwithstanding anything contained herein to the contrary, Landlord hereby expressly disclaims any warranty or representation, whether express or implied, concerning the use or suitability of the Prewired System. Tenant hereby acknowledges that the operator of the Prewired System is an independent contractor and is not affiliated with Landlord. Landlord shall not be responsible for any liability, loss, damage, or claim concerning the Prewired System and Tenant hereby releases Landlord from any and all liability which Tenant may suffer or incur as a result of the Prewired System.

40. **Bankruptcy or Insolvency:** If the Tenant becomes a debtor under Chapter 7 of the United States Bankruptcy Code, or in the event that a petition for reorganization or adjustment of debts is filed concerning the Tenant under Chapter 11 or Chapter 13 of the Bankruptcy Code, or a proceeding filed under Chapter 7 is transferred to Chapter 11 or 13, the Trustee or the Tenant, as Debtor-in-Possession, shall be deemed to have rejected this Lease. No election by the Trustee or Debtor-in-Possession to assume this Lease shall be effective unless each of the following conditions, which Landlord and Tenant hereby acknowledge to be commercially reasonable in the context of a bankruptcy proceeding, has been satisfied, and the Landlord has so acknowledged in writing:

(a) The Trustee or Debtor-in-Possession has cured, or has provided the Landlord "Adequate Assurance" (as hereinafter defined) that from the date of such assumption, the Trustee or Debtor-in-Possession will promptly cure all monetary and non-monetary defaults under this Lease.

(b) The Trustee or Debtor-in-Possession has compensated, or has provided to the Landlord Adequate Assurance that within ten (10) days of the date of assumption, the Landlord will be compensated, for any pecuniary loss incurred by the Landlord arising from default of the Tenant, the Trustee or the Debtor-in-Possession as recited in the Landlord's written statement of pecuniary loss sent to the Trustee or Debtor-in-Possession.

(c) The Trustee or Debtor-in-Possession has provided to Landlord with Adequate Assurance of future performance of each of the Tenant's, the Trustee's, or Debtor-in-Possession's obligations under this Lease; provided, however, that:

(1) The Trustee or Debtor-in-Possession shall also deposit with the Landlord, as security for the timely payment of rent and other sums due hereunder, an amount equal to three months Base Rent, Additional Rent and other monetary charges accruing under this Lease; and

(2) The obligations imposed upon the Trustee or Debtor-in-Possession shall continue with respect to the Tenant or any assignee of this Lease after the completion of the bankruptcy proceedings.

(d) For purposes of this Paragraph 40, Landlord and Tenant acknowledge that, in the context of the bankruptcy proceeding of the Tenant, at a minimum, "Adequate Assurance" shall mean:

(1) The Trustee or Debtor-in-Possession will continue to have sufficient unencumbered assets after the payment of all secured obligations and administrative expenses to assure the Landlord that the Trustee or Debtor-in-Possession, will have sufficient funds to fulfill all of the obligations of Tenant under this Lease; or

(2) the bankruptcy Court shall have entered an order segregating sufficient cash payable to the Landlord, and the Trustee or Debtor-in-Possession shall have granted to the Landlord a valid and perfected first lien and security interest or mortgage in property of the Tenant, the Trustee or Debtor-in-Possession, acceptable as to value and kind to the Landlord, in order to secure to the Landlord the obligation of the Tenant, Trustee or Debtor-in-Possession to cure the monetary or non-monetary defaults under the Lease within the time period set forth above.

(e) The following conditions shall apply to any assignment of this Lease in Bankruptcy Proceedings:

(1) If the Trustee or Debtor-in-Possession has assumed this Lease and elects to assign the Lease to any other person, such interest or estate of Tenant in this Lease may be so assigned only if the Landlord has acknowledged in writing that the intended assignee can provide to the Landlord "Adequate Assurance of Future Performance" (as hereinafter defined) of all of the terms, covenants and conditions of this Lease to be performed by the Tenant.

(2) For the purposes of this provision, Landlord and Tenant acknowledge that, in the context of a bankruptcy proceeding, at a minimum, "Adequate Assurance of Future Performance" shall mean that each of the following conditions has been satisfied, and the Landlord has so acknowledged in writing:

A. The proposed assignee has submitted a current financial statement audited by a Certified Public Accountant which shows the net worth and working capital and amounts determined by Landlord to be sufficient to assure the future performance by such assignee of all of Tenant's obligations under this Lease.

B. The proposed assignee, if requested by the Landlord, shall have obtained guarantees in form and substance satisfactory to the Landlord from one or more persons who satisfy the Landlord's standards of creditworthiness.

C. The Landlord has obtained all consents or waivers from any third party required under any lease, mortgage, financing arrangement, or other agreement by which the Landlord is bound, in order to permit the Landlord to consent to such assignment.

41. **Miscellaneous:**

(a) The rules and regulations attached hereto as Exhibit E as well as such rules and regulations as may hereafter be adopted by Landlord for the safety, care and cleanliness of the Premises and the Building Complex and the preservation of good order thereon, are hereby expressly made a part hereof, and Tenant agrees to obey all such rules and regulations. The violation of any of such rules and regulations by Tenant shall be deemed a breach of this Lease by Tenant affording Landlord all the remedies set forth herein. Landlord shall not be responsible to Tenant for the nonperformance by any other tenant or occupant of the Building Complex of any of said rules and regulations.

(b) The term "Landlord" as used in this Lease, so far as covenants or obligation on the part of Landlord are concerned, shall be limited to mean and include only the owner or owners of the Building Complex at the time in question, and in the event of any transfer or transfers of the title thereto, Landlord herein named (and in the case of any subsequent transfers or conveyances, the then grantor) shall be automatically released from and after the date of such transfer or conveyance of all liability in respect to the performance of any covenants or obligations on the part of Landlord contained in this Lease thereafter to be performed and relating to events occurring thereafter provided that any funds in the hands of Landlord or the then grantor at the time of such transfer in which Tenant has an interest shall be turned over to the grantee, and any amount then due and payable to Tenant by Landlord or the then grantor under any provisions of this Lease shall be paid to Tenant.

(c) As used in this Lease, the term "Ordinary Business Hours" shall mean the hours from 7:00 a.m. to 6:00 p.m. Monday through Friday, and 8:00 a.m. to 12:00 p.m. on Saturday except for New Year's Day, Presidents' Day, Memorial Day, Independence Day, Labor Day, Thanksgiving, Christmas, and any other national or state holiday as may be established from time to time ("Holidays").

(d) This Lease shall be construed as though the covenants herein between Landlord and Tenant are independent and not dependent and Tenant shall not be entitled to any setoff of the rent or other amounts owing hereunder against Landlord, if Landlord fails to perform its obligations set forth herein, except as herein specifically set forth; provided, however, the foregoing shall in no way impair the right of Tenant to commence a separate action against Landlord for any violation by Landlord of the provisions hereof so long as notice is first given to Landlord and any holder of a mortgage or deed of trust covering the Building Complex or any portion thereof whose address Tenant has been notified in writing and so long as an opportunity has been granted to landlord and such holder to correct such violation as provided in Paragraph 41(h) hereof.

(e) If any clause or provision of this Lease is illegal, invalid or unenforceable under present or future laws effective during the term of this Lease, then and in that event, it is the intention of the parties hereto that the remainder of this Lease shall not be affected thereby, and it is also the intention of the parties to this Lease that in lieu of each clause or provision of this Lease that is illegal, invalid or unenforceable,

Initials: _____

there shall be added as a part of this Lease a clause or provision as similar in terms to such illegal, invalid or unenforceable clause or provision as may be possible and be legal, valid and enforceable, provided such addition does not increase or decrease the obligations of or derogate from the rights or powers of either Landlord or Tenant.

(f)   The captions of each paragraph are added as a matter of convenience only and shall be considered of no effect in the construction of any provision or provisions of this Lease.

(g)   Except as herein specifically set forth, all terms, conditions and covenants to be observed and performed by the parties hereto shall be applicable to and binding upon their respective heirs, administrators, executors, successors and assigns. The terms, conditions and covenants hereof shall also be considered to be covenants running with the land.

(h)   Except as otherwise specifically provided herein, in the event Landlord shall fail to perform any of the agreements, terms, covenants or conditions hereof on Landlord's part to be performed, and such nonperformance shall continue for a period of thirty (30) days after written notice thereof, from Tenant to Landlord, or if such performance cannot be reasonably had within such thirty (30) day period, the Landlord shall not in good faith have commenced such performance within such thirty (30) day period and proceed with reasonable diligence to completion, it shall be considered a default of Landlord under the Lease. Tenant shall give written notice to Landlord in the matter herein set forth and shall afford Landlord a reasonable opportunity to cure any such default. In addition, Tenant shall send notice of such default by certified or registered mail, with proper postage prepaid, to the holder of any mortgages or deeds of trust covering the Building Complex or any portion thereof of whose address Tenant has been notified in writing and shall afford such holder a reasonable opportunity to cure any alleged default on Landlord's behalf.

(i)   If there is more than one entity or person which or who are the Tenants under this Lease, the obligations imposed upon Tenant under this Lease shall be joint and several.

(j)   No act or thing done by Landlord or Landlord's agent during the term hereof, including but not limited to any agreement to accept surrender of the Premises or to amend or modify this Lease, shall be deemed to be binding upon Landlord unless such act or things shall be by an officer of Landlord or a party designated in writing by Landlord as so authorized to act. The delivery of keys to Landlord or Landlord's agent, employees or officers shall not operate as a termination of this Lease or a surrender of the Premises. No payment by Tenant or receipt by Landlord of a lesser amount than the monthly rent herein stipulated shall be deemed to be other than on account of the earliest stipulated unpaid rent, nor shall any endorsement or statement on any check or any letter accompanying any check or payment as rent be deemed an accord and satisfaction and Landlord may accept such check or payment without prejudice to Landlord's right to recover the balance of such rent or pursue any other remedy available to Landlord.

(k)   Landlord shall have the right to construct other buildings or improvements in any plaza or any other area designated by Landlord for use by tenants or to change the location, character or make alteration or additions to any or said plazas or other areas. Landlord, during the entire term of this Lease, shall have the right to change the number and name of the Building at any time without liability to Tenant.

(l)   Tenant acknowledges and agrees that it has not relied upon any statement, representations, agreements or warranties, except such as are expressed in this Lease.

(m)   Notwithstanding anything to the contrary contained herein, Landlord's liability under this Lease shall be limited to its interests in this Building Complex.

(n)   Time is of the essence hereof.

(o)   Tenant and Landlord and the party executing this Lease on behalf of each of them represent to each other that such party is authorized to do so by requisite action of the board of directors or partners, as the case may be, and agree upon request to deliver to each other a resolution or similar document to that effect.

(p)   This Lease shall be governed by and construed in accordance with the laws of the State of New Mexico.

(q)   This Lease, together with Exhibits A, B, C, D, and E attached hereto, contains the entire agreement of the parties and may not be amended or modified in any manner except by an instrument in writing signed by both parties.

(r)   In the event Landlord makes available any area in the Building Complex for use as a health facility, except for the willful misconduct of Landlord, Tenant agrees that Landlord shall not be liable for any injury or damage to persons or property arising out of the use of such health facility by Tenant, its employees or invitees, and further agrees to indemnify Landlord against any claims, demands or damages associated therewith. Tenant further agrees to execute and deliver to Landlord, upon request, an indemnification agreement in form acceptable to Landlord, as a condition precedent to use of any such health facility by Tenant and its employees.

(s)   Tenant shall not use the name of the Building Complex or the development in which the Building Complex is situated as part of its legal or trade name, nor for any purpose other than as an address for the business to be conducted by Tenant in the Premises.

(t)   The submission or delivery of this document for examination and review does not constitute an option, an offer to lease space in the Building Complex or an agreement to lease. This document shall have no binding effect on the parties unless and until executed by both Landlord and Tenant.

42.   Hazardous Materials:

(a)   Tenant shall not cause or permit any Hazardous Material to be brought upon, kept, or used in or about the Premises by Tenant, its agents, employees, contractors, licensees or invitees, without prior written consent of Landlord (which Landlord shall not unreasonably withhold as long as Tenant demonstrates to Landlord's reasonable satisfaction that such Hazardous Material is necessary or useful to Tenant's business and will be used, kept and stored in a manner that complies with all laws regulating any such Hazardous Material so brought upon or used or kept in or about the Premises). If Tenant breaches the obligations stated in the preceding sentence, or if the presence of Hazardous Material on the Premises caused or permitted by Tenant results in contamination of the Premises or Building Complex, or any part thereof, or if contamination of the Premises or Building Complex by Hazardous Material otherwise occurs for which Tenant is legally liable to Landlord for damage resulting therefrom, then Tenant shall indemnify, defend and hold Landlord, its agents, employees, legal representatives, successors and assigns, harmless from any and all claims, judgments, damages, penalties, fines, costs, liabilities, or losses (including, without limitation, diminution in value of the Premises and Building Complex, damages for the loss or restriction on use of any rentable or usable space or of any amenity of the Premises or Building Complex, damages arising from any adverse impact on marketing of space in the Building, and sums paid in settlement of claims, attorneys' fees, consultant fees and expert fees) which arise during or after the Lease term as a result of such contamination. This indemnification of Landlord by Tenant which is provided in the prior two sentences includes, without limitation, costs incurred in connection with any investigation of site conditions or any cleanup, remedial, removal or restoration work required by any federal, state, or local governmental agency or political subdivision because of Hazardous Material present in or about the Building Complex or the soil or ground water on or under the Building Complex. Without limiting the foregoing, if the presence of any Hazardous Material on or about the Building Complex caused or permitted by Tenant results in any contamination of any portion thereof, Tenant shall promptly take all actions at its sole expense as are necessary to return the Building Complex to the condition existing prior to the introduction of any such Hazardous Material, subject to obtaining Landlord's prior written consent to the selection of the contractors and other experts involved in the inspection, testing and removal or abatement activities, the scope of activities to be performed, the manner and method for performance of such activities, and such other matters as may be required or requested by Landlord for the safety of and continued use of the Building Complex and all occupants thereof. The obligations and liabilities of Tenant herein shall survive expiration or termination of this Lease.

(b)   "Hazardous Material," as used in this Lease, shall be construed in its broadest sense and shall include asbestos, other asbestotic material (which is currently or may be designated in the future as a Hazardous Material), any petroleum base products, pesticides, paints and solvents, polychlorinated biphenyl, lead, cyanide, DDT, acids, ammonium compounds and other chemical products (excluding commercially used cleaning materials in ordinary quantities) and any substance or material if defined or designated as a hazardous or toxic substance, or other similar term by any federal, state or local law, statute, regulation, or ordinance affecting the Building Complex or Premises presently in effect or that may be promulgated in the future, as such statues, regulations and ordinances may be amended from time to time.

(c)   In the event Tenant causes or permits Hazardous Material to be brought upon, kept, or used in or about the Premises, with or without Landlord's consent, Landlord shall be entitled to have an environmental audit performed at reasonable intervals during the term, in Landlord's sole judgment, and provided there exists a reasonable basis therefor, the costs and expenses of which shall be paid by Tenant.

43.   Security Measures

Tenant hereby acknowledges that Landlord shall have no obligation whatsoever to provide guard service or other security measures for the benefit of the Premises of the Building Complex. Tenant assumes all responsibility for the protection of Tenant, its agents, and invitees and the property of Tenant and of Tenant's agents and invitees from acts of third parties. Nothing herein contained shall prevent Landlord, at Landlord's sole option, from providing security protection for the Building Complex or any part thereof, in which event the cost thereof shall be included within the definition of Operating Expenses.

44.   Landlord's Reservations

(1)   Landlord shall have the following rights:

Initials: _____

(a) To change the name, address or title of the Building Complex in which the Premises are located upon not less than 90 days prior written notice;

(b) To, at Landlord's expense, provide and install Building standard graphics on the door of the Premises and such portions of the Common Areas as Landlord shall reasonably deem appropriate;

(c) To permit any tenant the exclusive right to conduct any business as long as such exclusive right does not conflict with any rights expressly given herein;

(d) To place such signs, notices or displays as Landlord reasonably deems necessary or advisable upon the roof, exterior of the buildings or the Building Complex or on pole signs in the Common Areas;

(2) Tenant shall not:

(a) Use a representation (photographic or otherwise) of the Building Complex or their name(s) in connection with Tenant's business;

(b) Suffer or permit anyone, except in emergency, to go upon the roof of the Building Complex.

FOR FURTHER TERMS, SEE ATTACHED LEASE ADDENDUM, DATED CONCURRENTLY HEREWITH.

IN WITNESS WHEREOF, Landlord and Tenant have executed this Lease the day and year first above written.

LANDLORD:

Bettco Properties LLC, a New Mexico Limited Liability Company

By: [signature]
Jerome C. Bettman, Managing Member

By: [signature]
Stephanie Bettman

TENANT:

UtiliPoint International Inc. ("Tenant")

Signature: [signature]

Title: Chairman

Address: 4501 Indian School Rd, NE, STE 200
Albuquerque, NM 87110

Signature: ____________________

Title: ____________________

Address: ____________________

____

c:\wp51\bettman\gen_docs\leases\cur_leas\lease.doc

Initials: [initials]

EXHIBIT A

DESCRIPTION OF PREMISES

This Exhibit supplements that certain Lease dated and executed concurrently herewith by and between Beltco Properties LLC ("Landlord") and Utilipoint International, Inc. ("Tenant") with respect to Suite 314, consisting of approximately 2,416 rentable square feet on the third (3rd) floor of the Building commonly known as 6000 Uptown:



6000 Uptown Blvd., NE, Albuquerque, New Mexico
Third Floor As Built Drawing as of 11-25-2003 2002

Suite 314, Apprx. 2416 RSF (2140 USF)

INITIAL HERE

EXHIBIT B

LEGAL DESCRIPTION

TRACT NUMBERED 2-A OF BELLAMAH OFFICE ADDITION, AS THE SAME IS SHOWN AND DESIGNATED ON THE SUMMARY PLAT OF TRACT 2, BELLAMAH OFFICE ADDITION, ALBUQUERQUE, NEW MEXICO, NOW COMPRISING TRACTS 2-A AND 2-B, FILED IN THE OFFICE OF THE COUNTY CLERK OF BERNALILLO COUNTY, NEW MEXICO ON MAY 20, 1980, IN VOLUME C16, FOLIO 157.



EXHIBIT C
TENANT'S ESTOPPEL CERTIFICATE

_____ ("Tenant"), acting by and through the undersigned officer, hereby certifies to _____ and _____ ("Landlord") or the proposed successor to the interest of _____, as follows:

(a) That Tenant is the owner of the Tenant's interest in that certain lease (the "Lease") dated _____, between _____, Lessee, and _____, Lessor.

(b) That the Lease has not been amended or modified, except as follows:

_____;

(c) That the Lease is in full force and effect;

(d) That the Premises covered by Lease and the improvements thereon have been accepted by Tenant in accordance with the provisions of the Lease;

(e) That the original term for the Lease commenced as of _____,

_____;

(f) That rent under the Lease has been paid through the month and year of

_____, _____.

(g) That Tenant has not made any pre-payment of rent under the Lease more that one (1) month in advance, and that there are no offsets or credits against rents payable thereunder;

(h) That the person executing this Certificate on behalf of Tenant has no knowledge of any default by Landlord or Tenant under the Lease, except as follows:_____;

(i) That funds in the amount of $_____ have been deposited with Landlord as a security/rental deposit under the Lease;

(j) That the current monthly base rental payable under the Lease is in the amount of _____.

(k) This Certificate may be relied upon by the Landlord or any prospective purchaser of the property.

EXECUTED this _____ day of _____, _____.

By:_____

Title:_____



EXHIBIT D
WORK LETTER AGREEMENT

This Agreement supplements that certain lease (the "Lease") dated and executed concurrently herewith by and between Bettco Properties LLC ("Landlord") and Utilipoint International, Inc. ("Tenant") with the terms defined as in the Lease to have the same definition where used herein.

Landlord will provide a Tenant Improvement Allowance ("TIA") of $7.20 per RSF, which is equal to $17,395.20 for Tenant's Premises. The TIA will be allocated as follows: (1) An amount equal to $9,362.01 shall be applied to Tenant's account as prepaid rent. (2) The remaining $8,033.19 shall be credit to Landlord, in return for which Landlord shall provide turnkey improvements within the Premises consisting of Architect Work, Permit Work, and Construction Work in accordance with the mutually agreed upon plans and specifications below, and in accordance with any other plans which Tenant and Landlord may agree upon~~, and Landlord's costs for these improvements shall be deducted from the TIA. Any portion of the TIA which remains after Landlord's Architect Costs, Permit Costs, and Construction Costs have been paid shall be applied to Tenant's account as prepaid rent. If the costs of improvements approved by Tenant exceed the TIA, Tenant shall reimburse Landlord for the additional costs, if any~~.

Landlord's improvements within the Premises shall consist of the following basic items, subject to Tenant's reasonable approval:

1. Divide the open south work area into two offices of approximately equal size by constructing walls and doors as shown in Exhibit D-1. The two offices shall include two (2) entry doors with frames and hardware to reasonably match existing. Finish and paint walls to match existing.

2. Install new electric wall outlets in new offices as required (total of 3 duplex outlets). Install one (1) additional dedicated wall outlet in the existing 12'7"x7' office, if required.

3. Install two junction boxes and ¾" conduits stubbed out above ceiling for voice and data drops in new offices.

4. Reposition and/or add building standard light fixtures as required to provide adequate lighting in new offices. Rewire electric as required for modified lighting.

5. Relocate diffusers and modify ductwork to provide HVAC for new offices.

6. Remove upper level perimeter work surface from reception area. Extend remaining pony wall partition beneath removed work surface to 5' above finished floor.

7. Repair all damage and defects in walls.

8. Touch up paint as required.

9. Strip, refinish, and buff all vinyl flooring.

10. Shampoo carpet throughout.

11. Install building standard signage for Tenant on (a) suite entry door, (b) third floor building lobby, (c) first floor building lobby, and (d) first floor intercom directory.

12. Re-key and re-set combination at entry. Provide 2 new suite entry bypass keys.

In addition, Landlord shall install one additional building standard corridor light fixture above the suite entry door, illuminating the entry to Suite 314 at Landlord's sole cost and expense.

INITIALS HERE

Tenant, at Tenant's sole cost and expense, shall provide for the installation of its own telephone cabling, data cabling, and systems furniture. Subject to coordination with work being performed by Landlord, and in no event before January 10, 2003, Landlord shall allow Tenant reasonable access to the Premises prior to the Commencement Date for the purpose of installing such cabling and furniture. Tenant shall be responsible for its own permits, if any are required. All contractors performing work on Tenant's behalf shall provide a certificate of insurance to Landlord in a form acceptable to Landlord, naming Landlord and Building Management as "Additional Insured" Parties.

All work shall be performed in a professional, workmanlike manner, and shall comply with all applicable building codes and regulations.

Except for latent defects and punch list items, Landlord and Tenant agree that Tenant accepts the Premises in its condition on the Commencement Date. Tenant shall be responsible for all costs and expenses incurred as a result of any modifications, changes or damage caused by Tenant to the Premises after Tenant begins occupancy.

IN WITNESS WHEREOF, the parties have executed this Work Letter Agreement this _10th_ day of _December_, _2002_.

LANDLORD:
Bettco Properties LLC

by: _____
Jerome C. Bettman, Managing Member

by: _____
Stephanie Bettman

TENANT:
Utilipoint International, Inc.

by: _____

its: _____Chairman_____


OFFICE
17'-2"X12'-7"
OFFICE
16'-4"X13'-0"
WORK AREA
±35'-1"X19'-1"
OFFICE
12'-10"X12'-4"
OFFICE
NOT A PART
OFFICE
16'-5"X9'-5"
OFFICE
9'-8"X9'-5"
CONFERENCE
17'-0"X12'-4"
RECEPTION/LOBBY
±22'-10"X14'-3"
314
312
REMOVE + INSTALL WALL 5' A.F.F.
DEDICATED OUTLET
OFFICE
12'-7"X7'-0"
WORK AREA
14'-1"X7'-6"
CONF. ROOM
OFFICE
±12'-3"X9'-8"
OFFICE/KITCHEN
10'-4"X7'-7"
TILE
OFFICE
12'-3"X14'-0"
NEW

Suite 314, Apprx. 2416 RSF (2140 USF)
Scale: 1/8" = 1'

New Construction Plan
Exhibit D-1

INITIAL HERE

EXHIBIT E
RULES AND REGULATIONS

Landlord and Tenant agree that the following Rules and Regulations shall be and hereby are made a part of this Lease, and Tenant agrees that Tenant's employees and agents, or any others permitted by Tenant to occupy or enter the Premises, will at all times abide by said Rules and Regulations. In the event of any inconsistencies between the Lease and the Rules and Regulations below, the Lease shall govern.

1. The sidewalks, entries, passages, corridors, stairways, and elevators of the Building shall not be obstructed by Tenant, or Tenant's agents or employees, or used for any purpose other than ingress to and egress from the Premises.

2. Furniture, equipment or supplies will be moved in or out of the Building only upon the elevator designated by Landlord and then only during such hours and in such manner as may be prescribed by Landlord and upon no less than forty-eight (48) hours prior notice to Landlord. Landlord shall have the right to approve or disapprove the movers or moving company employed by Tenant. Tenant shall cause its movers to use only the loading facilities and elevator designated by Landlord. In the event Tenant's movers damage the elevator or any part of the Building, Tenant shall forthwith pay to Landlord the amount required to repair said damage.

3. No safe or articles, the weight of which may in the opinion of Landlord constitute a hazard or damage to the Building or Building's equipment, shall be moved into the Premises.

4. Safes and other equipment, the weight of which is not excessive, shall be moved into, from and about the Building only during such hours and in such manner as shall be prescribed by Landlord; and Landlord shall have the right to designate the location of such articles in the Premises.

5. During the entire term of this Lease, Tenant shall, at Tenant's expense, install and maintain under each and every caster chair a chair pad to protect the carpeting.

6. No sign, advertisement or notice shall be inscribed, painted or affixed on any part of the inside or outside of the Building unless of such color, size and style and in such place upon or in the Building, as shall be first designated and approved in writing by Landlord, provided, however, there shall be no obligation or duty on Landlord to allow any sign, advertisement or notice to be inscribed, painted or affixed on any part of the inside or outside of the Building except as otherwise provided in the Lease. No furniture shall be placed in front of the Building or in any lobby or corridor, without the prior written discretionary consent of Landlord. Landlord shall have the right to remove all non-permitted signs and furniture, without notice to Tenant, and at the expense of Tenant.

7. Tenant shall not do or permit anything to be done in the Premises, or bring or keep anything therein which would in any way increase the rate of fire insurance on the Building or on property kept therein, constitute a nuisance or waste, or obstruct or interfere with the rights of other tenants, or in any way injure or annoy them, or conflict with any of the rules or ordinances of the Fire Department or of the Department of Health of the City and County where the Building is located.

8. Tenant shall not employ any person or persons other than the janitor of Landlord for the purpose of cleaning or taking care of the Premises, without the prior written consent of Landlord. Landlord shall be in no way responsible to Tenant for any loss of property from the Premises, however occurring, or for any damage done to Tenant's furniture or equipment by the janitor or any of janitor's staff, or by any other person or persons whomsoever; provided, however, that the janitorial staff is bonded. The janitor of the Building may at all times keep a pass key, and other agents of Landlord shall at all times be allowed admittance to the Premises.

9. Water closets and other water fixtures shall not be used for any purpose other than that for which the same are intended, and any damage resulting to the same from misuse on the part of tenant, Tenant's agents or employees, shall be paid for by Tenant. No person shall waste water by tying back or wedging the faucets or in any other manner.

10. No animals shall be allowed in the offices, halls, corridors and elevators in the Building. No person shall disturb the occupants of this or adjoining buildings or premises by the use of any radio, sound equipment or musical instrument or by the making of loud or improper noises.

11. No vehicles, including bicycles, shall be permitted in the offices, halls, corridors, and elevators in the Building nor shall any vehicles be permitted to obstruct the sidewalks or entrances of the Building.

12. Tenant shall not allow anything to be placed on the outside of the Building, nor allow anything to be thrown by Tenant, Tenant's agents or employees, out of the windows or doors, or down the corridors, elevator shafts, or ventilating ducts or shafts of the Building. Tenant, except in case of fire or other emergency, shall not open any outside window.

13. No additional lock or locks shall be placed by Tenant on any door in the Building unless written consent of Landlord shall first have been obtained. A reasonable number of keys to the toilet rooms if locked by Landlord will be furnished by Landlord, and neither Tenant, Tenant's agents or employees shall have any duplicate keys made. At the termination of this tenancy, Tenant shall promptly return to Landlord all keys to offices, toilet rooms or vaults.

14. No window shades, blinds, screens, draperies or other window coverings will be attached or detached by Tenant without Landlord's prior written consent. Tenant agrees to abide by Landlord's rules with respect to maintaining uniform curtains, draperies and/or linings at all windows and hallways.

15. No awnings shall be placed over any window.

16. If Tenant desires telegraphic, telephonic or other electric connections, Landlord or landlord's agents will direct the electricians as to where and how the wires may be introduced and without such directions, no boring or cutting for wires will be permitted. Any such installation and connection shall be made at Tenant's expense.

17. Tenant shall not install or operate any steam or gas engine or boiler, or carry on any mechanical operation in the Premises. The use of oil, gas or inflammable liquids for heating, lighting or other purpose is expressly prohibited. Explosives, firearms, or other articles deemed extra hazardous shall not be brought into the Building Complex.

18. Any painting or decorating as may be agreed to be done by and at the expense of Landlord shall be done during regular weekday working hours. Should Tenant desire such work on Saturdays, Sundays, holidays or outside of regular working hours, Tenant shall pay for the extra cost thereof.

19. Except as permitted by Landlord, and except for normal office decorating, Tenant shall not mark upon, paint signs upon, cut, drill into, drive nails or screws into, or in any way deface the walls, ceilings, partitions or floors of the Premises or of the Building, and any defacement, damage or injury caused by Tenant, Tenant's agents or employees, shall be paid for by Tenant.

20. Landlord shall at all times have the right, by Landlord's representatives or agents, to enter the Premises and show the same to persons wishing to lease them, and may, at any time within sixty (60) days preceding the termination of Tenant's Lease term, place upon the doors and windows of the Premises a "For Rent" sign, which notice shall not be removed by Tenant.

21. Tenant shall not obstruct or interfere with the rights of other tenants of the Building, or of persons having business in the Building, or in any way injure or annoy such tenants or persons.

22. Tenant shall not commit any act or permit anything in or about the Building which shall or might subject Landlord to any liability or responsibility for injury to any person or property by reason of any business operation being carried on in or about the Building or for any other reason.

23. Tenant shall not use the Building for lodging, sleeping, cooking, or for any immoral or illegal purpose or for any purpose that will damage the Building, or the reputation thereof, or for any purposes other than those specified in the Lease.

24. Canvassing, soliciting, and peddling in the Building are prohibited, and Tenant shall cooperate to prevent such activities.

INITIAL HERE

25. Tenant shall not conduct mechanical or manufacturing operations, cook or prepare food, or place or use any inflammable combustible explosive, or hazardous fluid, chemical, device, substance or material in or about the Building. Tenant shall comply with all statutes, ordinances, rules, orders, regulations and requirements imposed by governmental or quasi governmental authorities in connection with fire and panic safety and fire prevention and shall not commit any act or permit any object to be brought or kept in the Building, which shall result in a change of the rating of the Building by the Insurance Services Officer or any similar person or entity.

26. Tenant shall not use the Building for manufacturing or for the storage of goods, wares or merchandise, except as such storage may be incidental to the use of the Premises for general office purposes and except in such portions of the Premises as may be specifically designated by Landlord for such storage. Tenant shall not occupy the Building or permit any portion of the Building to be occupied for the manufacture or direct sale of liquor, narcotics, or tobacco in any form, or as a medical office, barber shop, manicure shop, music or dance studio or employment agency. Tenant shall not conduct in or about the Building any auction, public or private, without the prior written approval of Landlord.

27. Tenant shall not use in the Building any machines, other than the standard office machines such as personal computers, typewriters, calculators, copying machines and similar machines, without the express prior written consent of Landlord. All office equipment and any other device of any electrical or mechanical nature shall be placed by Tenant in the Premises in settings approved by Landlord, so as to absorb or prevent any vibration, noise or annoyance. Tenant shall not cause improper noises, vibrations, or odors within the Building.

28. Tenant shall not deposit any trash, refuse, cigarettes, or other substances of any kind within or out of the Building except in the refuse containers provided therefore. Tenant shall not introduce into the Building any substance which might add an undue burden to the cleaning or maintenance of the Premises or the Building. Tenant shall exercise its best efforts to keep the sidewalks, entrances, passages, courts, lobby areas, garages or marking areas, elevators, escalators, stairways, vestibules, public corridors and halls in and about the Building clean and free from rubbish.

29. Tenant shall use the Common Areas only as a means of ingress and egress, and Tenant shall permit no loitering by any persons upon Common Areas or elsewhere within the Building. The Common Areas and roof of the Building are not for the use of the general public, and Landlord shall, in all cases retain the right to control or prevent access thereto by all persons whose presence in the judgement of the Landlord, shall be prejudicial to the safety, character, reputation or interests of the Building and its tenants. Tenant shall not enter the mechanical rooms, air conditioning rooms, electrical closets, or similar areas or go upon the roof of the Building without the express prior written consent of Landlord.

30. Landlord, its agents, or representatives reserve the right to exclude or expel from the Building any person, who, in the judgement of Landlord, is intoxicated or under the influence of liquor or drugs or who shall in any manner act in violation of the rules and regulations of the Building.

31. Tenant shall not use the washrooms, restrooms and plumbing fixtures of the Building, and appurtenances thereto, for any other purpose than the purposes for which they were constructed, and Tenant shall not deposit any sweepings, rubbish, rags or other improper substances therein. Tenant shall not waste water by interfering or tampering with the faucets or otherwise. If Tenant or Tenant's servants, employees, contractors, jobbers, agents, licensees, invitees, guests or visitors cause any damage to such washrooms, restrooms, plumbing fixtures or appurtenances, such damage shall be repaired at Tenant's expense and Landlord shall not be responsible therefor.

32. The sashes, sash doors, skylights, windows and doors that reflect or admit light or air into the common areas of the Building shall not be covered or obstructed by Tenant, through placement of objects upon window sills or otherwise. Tenant shall cooperate with Landlord in obtaining maximum effectiveness of the cooling system of the Building by closing drapes and other window coverings when the sun's rays fall upon the windows of the Premises. Tenant shall not obstruct, alter or in any way impair the efficient operation of Landlord's heating, ventilating, air conditioning, electrical, fire, safety, or lighting systems, nor shall Tenant tamper with or change the setting of any thermostat or temperature control valves in the Building.

33. Subject to applicable fire or other safety regulations, all doors opening into Common Area and all doors upon the perimeter of the Premises shall be kept closed and, during nonbusiness hours, locked, except when in use for ingress or egress. If Tenant uses the Premises after regular business hours or on nonbusiness days, Tenant shall lock any entrance doors to the Building or to the Premises used by Tenant immediately after using such doors.

34. During the term of the Lease, Tenant shall comply with all statutes, ordinances, rules, orders, regulations and requirements of the federal, state, county and city governments and all departments thereof applicable to the presence, storage, use, maintenance and removal, of toxic, hazardous or contaminated substances (collectively, "hazardous material") in, on or about the Premises, which presence, storage, use maintenance or removal is caused or permitted by Tenant. In no event shall the aforesaid be construed to mean that Landlord has given or will give its consent to Tenant's storing, using, maintaining or removing hazardous materials in, on or about the Premises.

35. Tenant shall not permit its employees or agents to smoke in any lobby, hallway or restroom within the Building Complex or in any other areas of the Building Complex posted as a non-smoking area.

36. Tenant agrees that Landlord may reasonably amend, modify, delete or add new and additional rules and regulations to the use and care of the Premises and the Building, provided such changes shall not unreasonably interfere with Tenant's use of the Premises for office purposes. Tenant agrees to comply with all such rules and regulations upon notice to Tenant from Landlord thereof. In the event of any breach of any rules and regulations herein set forth or any reasonable amendments, modifications or additions thereto Landlord shall have all remedies in this Lease provided for in the event of default by Tenant.

INITIAL HERE

LEASE ADDENDUM

THIS ADDENDUM is made as of this 10th day of December, 2002, between Bettco Properties, LLC ("Landlord") and Utilipoint International, Inc. ("Tenant") to amend, supplement and add to that certain "Office Building Lease" between Landlord and Tenant of even date herewith with respect to Suite 314 of the Building located at 6000 Uptown Boulevard, N.E., Albuquerque, New Mexico (herein "the Lease"), WITNESSETH:

IT IS AGREED:

1.   Renewal Option: Provided that Tenant is not in default under the Lease, and that a condition has not occurred which, with the passage of time would constitute a default, Tenant shall have a one-time nontransferable right to extend the term of the Lease for a period of 2 additional years. To exercise this option, Tenant must notify Landlord in writing of its intention to extend the Lease no later than 180 days prior to the Expiration Date. Within 30 days after receipt of Tenant's notice, Landlord shall submit a written extension proposal at then market terms and rates to Tenant, and Tenant shall have 30 days from receipt of Landlord's proposal to accept or reject Landlord's offer. Landlord's offer shall be reasonably comparable to other offers for other similar space, based on published listings in the Uptown Area. In the event that Tenant does not accept Landlord's offer, then this Renewal Option shall terminate and the Lease shall expire on the Expiration Date.

2.   Right of Refusal: Provided that Tenant is not in default under the Lease, and that a condition has not occurred which, with the passage of time would constitute a default, Tenant shall have an ongoing preferential right to lease not less than all of the contiguous space adjacent to the Premises which becomes "Available." Contiguous space shall be deemed "Available" if the existing lease on that space is not renewed or extended, and the existing tenant in that space vacates the premises. Not earlier than 180 days prior to the termination date of the existing lease, Landlord shall notify Tenant that contiguous space is either Available or will become Available, and Landlord shall submit basic terms to Tenant for leasing the Available space to Tenant. Tenant shall have 14 days from receipt of Landlord's proposal to accept or reject Landlord's offer. Landlord's offer shall be reasonably comparable to other offers for other similar space, based on published listings in the Uptown Area. In the event that Tenant does not accept Landlord's offer, then this Right of Refusal shall terminate and Landlord shall be free to lease the contiguous space to a third party.

3.   Monument Signage: In addition to the rights provided in Paragraph 37 of the Lease, and subject to Landlord's prior written approval of sign layout and design, Tenant shall have the right, at Tenant's expense, to install and maintain its own sign on the San Pedro street monument sign of the building on one small tile located as shown on Exhibit AD-1, and on the corresponding opposite location on the south face of the same monument sign. The sign tile shown shall be provided by Landlord for Tenant's use at no additional charge during the Lease Term. At the expiration of the Lease, Tenant shall remove its sign and restore the monument to its original condition, reasonable wear and tear excepted. Landlord reserves the right to alter, modify, or upgrade the San Pedro monument sign at Landlord's discretion, provided Tenant's relative portion of the total sign area shall not be reduced.

4.   Building Conference Room: The Building Conference Room located on the third floor shall be made available for Tenant's use under the same terms and conditions which the Building Conference Room is provided to other tenants. As of the date of this Lease, the Building Conference Room is scheduled on a first come, first serve basis for tenants of the Building, and is made available as part of the Building Common Area, at no additional charge. In the event that the Building Conference Room is abused or scheduled with a frequency which is not consistent with Tenant's pro-rata share of the Building, Landlord reserves the right to limit the frequency of Tenant's Building Conference Room use to resolve such problems. Tenant shall reimburse Landlord for the cost to repair any damage to the Building Conference Room caused by Tenant. In addition, Landlord reserves the right to remodel, relocate, and replace the Building Conference Room at Landlord's discretion.

5.   Incorporation of Lease Term: In the event of any conflict or express inconsistency

between the terms of the Lease and the terms of this Addendum, the terms of this Addendum shall control and govern. Except as hereby amended, the terms and provisions of the Lease shall remain in full force and effect.

IN WITNESS WHEREOF, Landlord and Tenant have executed this Lease Addendum as of the day and year first above written.

LANDLORD:
Bettco Properties LLC

by: _____
    Jerome C. Bettman, Managing Member

by: _____
    Stephanie Bettman

TENANT:
Utilipoint International, Inc.

by: _____

Its: _____Chairman_____

Sign Layout, 6000 Uptown
San Pedro Monument,
North Face, 11-26-02

6000 UPTOWN

AON — *Aon Consulting*
Aon Risk Services

[NA] North American Mortgage Co.

Innovative Technology Solutions

WADDELL & REED

KELLY SERVICES | Klecan and Childress Attorneys

Reserved for USIS (NOT USED) |

Reserved for Adecco (NOT USED) | Mutual Of Omaha Companies

Tenant Sign Location

APPROXIMATE SCALE: 1mm = 1 inch

EXHIBIT AD-1

FIRST LEASE AMENDMENT

This FIRST LEASE AMENDMENT dated as of June 20, 2005, is entered into by and between Bettco Properties LLC, a New Mexico Limited Liability Company and S Bettman Properites LLC, a New Mexico Limited Liability Compay, Tenants in Common, successors in interest to Bettco Properites LLC (**"Landlord"**), and Utilipoint International, Inc., a New Mexico Corporation (**"Tenant"**).

WITNESSETH

WHEREAS, Tenant is presently leasing approximately 2416 rentable square feet (**"RSF"**) of space located in the 6000 Uptown Building, 6000 Uptown Boulevard NE, Albuquerque, New Mexico, which space is more particularly described as Suite 314 on the third floor (the **"Premises"**) , under a lease dated December 10, 2002 (the **"Lease"**);

WHEREAS, the term of the Lease will expire on January 31, 2006, and Tenant and Landlord desire to modify and extend the term thereof;

NOW, THEREFORE, for good and valuable consideration, the parties agree to modify and amend the Lease as follows, the terms of which shall take effect as of February 1, 2006 (the **"Effective Date"**).

1. **RECITALS:** The above recitals are incorporated herein by reference as a material part of this Amendment.

2. **PREMISES:** Approximately 2416 RSF of existing office space, as described above.

3. **TERM:** The term of the Lease is hereby extended from February 1, 2006, through January 31, 2007, (the **"2006 Extension Term"**).

4. **BASE RENT:** During the 2006 Extension Term, Tenant shall pay to Landlord Base Rent for the Premises as follows: Effective on Effective Date, through January 31, 2007 , the sum of thirty-eight thousand six hundred fifty-five and 96/100 Dollars ($ 38,655.96) per year, payable in equal monthly installments of ($ 3,221.33);

5. **TENANT'S SHARE OF OPERATING EXPENSES (RENT ADJUSTMENT):** Commencing on the Effective Date, **"Base Operating Expenses,"** as defined in Paragraph 5(a)(1) of the Lease, shall be modified to mean an amount equal to the sum of all Operating Expenses payable for the calendar year 2006. Prior to the Effective Date, additional rent due to increases in Operating Expenses shall continue to accrue in accordance with the terms of the Lease prior to this Amendment. The remaining provisions of Paragraph 5(a)(1) shall continue in effect.

6. **TENANT ALLOWANCE:** No tenant allowance shall be payable as a part of this First Lease Amendment.

7. **LEASE COMMISSIONS:** No brokerage commissions shall be payable as a part of this First Lease Amendment.

INITIAL HERE RC

8. **RENEWAL OPTION:** The 2006 Extension Term contained in this amendment is agreed upon in lieu of Tenant's renewal option contained in Paragraph 1 of the Lease Addendum. Accordingly, Tenant's renewal option contained in Paragraph 1 of the Lease Addendum is hereby deleted.

9. **CONFLICT; INCORPORATION OF LEASE TERMS:** In the event of any conflict or express inconsistency between the terms of the Lease and the terms of this First Lease Amendment, the terms of this First Lease Amendment shall control and govern. Except as defined and amended herein, the terms and provisions of this First Lease Amendment shall have the same meaning as defined in the Lease and the terms of the Lease shall remain in full force and effect. No agreements are part of this Amendment other than those stated above.

IN WITNESS WHEREOF, Landlord and Tenant have executed this First Lease Amendment as of the day and year first above written.

LANDLORD:
Bettco Properties LLC, a New Mexico Limited Liability Company

by: [signature] Date: 7-21-2005
Jerome C. Bettman

its: Managing Member

S Bettman Properties LLC, a New Mexico Limited Liability Company

by: [signature]
Jerome C. Bettman
Managing Member, Bettco Properties LLC

its: Attorney in Fact

TENANT:
Utilipoint International, Inc., a New Mexico Corporation

by: [signature] Date: 7/20/05
Mr. Robert Bellemare

Its: ~~Chairman~~ CEO

SECOND AMENDMENT TO LEASE

This **Second Amendment to Lease** ("Second Amendment") is made and entered into as of the _twenty-fourth_ day of January, 2007, by and between **6000 Uptown Plaza Partners, LLC,** ("Landlord") and **Utilipoint International,** a New Mexico Corporation ("Tenant").

R E C I T A L S:

A.   On or about December 10, 2002, Landlord's predecessor-in-interest ("Bettman") and Tenant entered into that certain Lease Agreement ("Lease") pursuant to which Bettman leased to Tenant and Tenant leased from Bettman approximately 2,416 rentable square feet, Suite 314 ("Premises") on the third (3rd) floor of the building located at 6000 Uptown Blvd., NE, Albuquerque, New Mexico ("Property").

B.   On or about June 20, 2005, Bettman and Tenant entered into First Lease Amendment ("First Amendment") whereby the Lease was extended for one (1) year.

C.   On or about July 28, 2005, Landlord purchased the Property from Bettman and became the landlord under the Lease.

D.   Landlord and Tenant now desire to modify the Lease in accordance with the terms and conditions contained in this Second Amendment. All capitalized terms used in this Second Amendment which are not defined herein shall have the meanings ascribed to them in the Lease.

A G R E E M E N T

NOW, THEREFORE, incorporating and in consideration of the foregoing recitals and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, Landlord and Tenant hereby agree as follows:

1.   **Term Extension:**   Tenant and Landlord hereby mutually agree to extend the Lease term for a period of thirty-six (36) months commencing on February 1, 2007 and ending on January 31, 2010 upon the same terms and conditions except for the following set forth below:

February 1, 2007 thru January 31, 2008	$3,309.92 per month.
February 1, 2008 thru January 31, 2009	$3,406.56 per month.
February 1, 2009 thru January 31, 2010	$3,503.20 per month.

2.   **Common Area Maintenance Expenses:**   A new Base Year of 2007 is to be established. Tenant shall pay its pro rata share on increases in common area maintenance ("CAM") expenses in excess of those incurred during 2007. Tenant shall not be responsible for any CAM charges during February 1, 2007 through December 31, 2007.

3.   **Security Deposit:** Upon execution of this First Amendment, Tenant shall increase its Security Deposit by $382.53, for an aggregate amount of $3,503.20.

4.   **Option to Renew:**   Provided that this Second Amendment is then in full force and effect and that the Tenant is not then in default under this Lease, provided further, that Tenant shall not have been late in the payment of rent under this Lease more than two (2) times during the two (2) year term of this First Amendment, Landlord hereby grants to Tenant an option to extend the Term of this Lease for one (1) period of three (3) years after the expiration of the Term Extension. Option Period shall commence on

the first (1st) day of the thirty-seventh (37th) month following the commencement of the Term Extension and terminate on the last day of the third (3rd) year following the commencement of the Option Period. The Option is personal to the Tenant, and will become null and void if the Lease is assigned or if the Premises is sublet. Tenant may exercise said option by sending Landlord written notice no later than six (6) months prior to the expiration of the Lease.

5.　　**Right to Terminate:**　　Tenant shall have the one time non-transferable right to terminate the Lease on January 31, 2008, upon the satisfaction of the following conditions: (1) Tenant shall provide Landlord with three (3) months prior written notice and (2) Tenant shall pay $2,487.51 as a termination fee.

6.　　**No Further Modification**.　　Except as otherwise provided herein, the Lease shall remain unchanged and in full force and effect.

IN WITNESS WHEREOF, Landlord and Tenant have executed this Second Amendment as of the day and year first above written.

Landlord:

6000 Uptown Plaza Partners, LLC,
a California limited Liability Company

By:　　**Metro Properties, LLC,**
　　　　a California limited liability company
Its:　　Manager

By:　　_Nathaniel Williams_
Name:　　Nathaniel Williams
Its:　　Member

Tenant:

Utilipoint International, Inc.,
a New Mexico corporation

By:　　_Robert Bell_
Name:　　_Robert Bellemare_
Its:　　_CEO_